

06013473

May 11, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO. 82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Brief Announcement of Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2006
(Filed on May 8, 2006)

2. (Correction) Fullcast partially revises previously announced consolidated financial statement and results for the first quarter of the fiscal year ending September 30, 2006
(Filed on May 8, 2006)

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd, Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-6010, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
Director

dw 5/18

SN-2006-8

FULLCAST

RECEIVED
2006 MAY 17 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[Disclaimer Regarding Forecast and Projections]

This Consolidated Financial Results includes forecasts, projections and other predictive statements that represent Fullcast's assumptions and expectations in light of currently available information. These forecasts, etc., are based on industry trends, circumstances involving clients and other factors, and they involve risks, variables and uncertainties. The Group's actual performance results may differ from those projected in this Consolidated Financial Results. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.

FULLCAST

May 8, 2006

Brief Announcement of Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2006

Company name: Fullcast Co., Ltd.
Stock code: 4848
Stock Exchange listing: First Section of the Tokyo Stock Exchange
Address: Tokyo
URL: http://www.fullcast.co.jp
President and CEO: Takehito Hirano
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507
Board meeting for approving: May 8, 2006
Accounting Principle: Japanese GAAP

1. Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2006 (October 1, 2005 – March 31, 2006)

(1) Consolidated business results

	Net sales		Operating income		Ordinary income	
	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)
First half ended March 2006	42,481	30.7	2,087	5.7	2,020	0.3
First half ended March 2005	32,490	43.9	1,975	23.9	2,013	24.9
Year ended September 2005	67,212	—	4,560	—	4,611	—

	Net income for the first half		Net income per share for the first half	Diluted net income per share for the first half
	Millions of yen	YoY change (%)	Yen	Yen
First half ended March 2006	1,507	166.0	5,514.25	5,502.02
First half ended March 2005	567	-36.7	2,073.36	—
Year ended September 2005	1,885	—	6,896.52	—

Notes:
1. Investment profit and loss on equity method (millions of yen)
   - First half ended March 2006: 37
   - First half ended March 2005: 8
   - Year ended September 2005: 9
2. Average number of shares outstanding (consolidated)
   - First half ended March 2006: 273,370 shares
   - First half ended March 2005: 273,312 shares
   - Year ended September 2005: 273,312 shares
3. Changes in accounting principles applied: None
4. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First half ended March 2006	33,220	13,670	41.1	49,968.05
First half ended March 2005	21,251	11,287	53.1	41,297.35
Year ended September 2005	22,556	12,377	54.9	45,286.05

Note: Number of shares outstanding
First half ended March 2006: 273,568 shares
First half ended March 2005: 273,312 shares
Year ended September 2005 273,312 shares

(3) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First half ended March 2006	189	-326	5,941	11,901
First half ended March 2005	5	-891	284	5,487
Year ended September 2005	1,463	-1,238	-218	6,097

(4) Scope of consolidation and application of equity method

Consolidated subsidiaries: 15
Unconsolidated subsidiaries under equity method application: None
Affiliates under equity method application: 1

(5) Changes in the scope of consolidation and affiliates under the equity method

Consolidated subsidiaries
Newly added: 6
Excluded: 2
Affiliates accounted for under the equity method
Newly added: None
Excluded: None

2. Forecast for Consolidated Financial Results for the Year Ending September 2006 (October 1, 2005 – September 30, 2006)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Full year	95,000	5,710	3,800

Reference: Estimated net income per common share for the full year: 13,895.54 yen
Upon calculation of estimated full-year net income per share, the estimated number of common shares outstanding during the fiscal year was 273,469. Please refer to page 5 for calculation grounds.

Note: Figures are rounded off to the nearest million yen.
The above-mentioned forecast is based on the assumptions and other relevant factors discussed on page 10.

Attached Material to Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2006

Table of contents

**Due to large volume of data, please refer to the page indicated by contents.*

Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgement based upon currently available data.
Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.
Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation; (2) Fluctuations in interest rates, etc.; (3) Damage to cooperate infrastructure due to disasters, including earthquakes; and (4) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.
Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.

FULLCAST

May 8, 2006

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507

1. Consolidated First Half Financial Results for the Year Ending September 2006

Fullcast Co., Ltd. reports the consolidated financial results for the first half of the fiscal year ending September 2006 (October 1, 2005 ~ March 31, 2006) finalized by the Company's board of directors today.

1. Results of Operations

(1) Consolidated Operating Highlights in the First Half

The Fullcast Group's consolidated sales, operating income, ordinary income, and net income hit all-time highs in the first half of the fiscal year ending September 2006.

Results of Operations in Consolidated First Half

First half ended March 2006 (Six months from October 1, 2005 to March 31, 2006)
First half ended March 2005 (Six months from October 1, 2004 to March 31, 2005)

(Millions of yen)

	1st half of FY2006	1st half of FY2005	YoY change	Full year projection	Progress
Net sales	42,481	32,490	30.7%	95,000	44.7%
Operating income	2,087	1,975	5.7%	5,840	35.7%
Operating income ratio	4.9%	6.1	–	6.1%	–
Ordinary income	2,020	2,013	0.3%	5,710	35.4%
Current net income	1,507	567	166.0%	3,800	39.7%
Current net income per share	¥5,514.25	¥2,073.36	–	¥13,895.54	–

(Note) Estimated current net income per share are computed using the following formula:

$$\text{Estimated current net income per share} = \frac{\text{Forecast for current net income applicable to common stock}}{\text{Estimated number of common shares outstanding during the fiscal year ending September 30, 2006.}} \times 100$$

*The estimated average number of shares outstanding during the fiscal year was based on the total number of new shares issued due to exercise of stock option during the current interim period.

(2) Operating Results and Financial State

Summary

In the first half of the fiscal year ending September 2006 under review corporate earnings improved to eliminate a sense of employment surplus felt by companies; as a result, they were increasingly faced with a labor shortage instead.

Against such backdrop, the manpower industry remained lively as it was underpinned by growing demand for human resources outsourcing services from companies across all business segments or categories. Under these circumstances, the Fullcast Group (the "Group") stepped up efforts to hire human resources to precisely meet companies' needs for outsourced human resources. This helped the Group achieve an all-time high in consolidated first-half sales.

Asia Pacific System Research Co., Ltd. that Fullcast turned into a subsidiary in October 2005 contributed to boosting income earned by the Technology Business segment.

Meanwhile, as the Group's call center operations (Note) did not contribute to boosting income and the Group put a great deal of effort in advertising to improve its name recognition, an increase in income was curbed compared to that in sales in the reporting period under review.

As a result, consolidated net sales rose 30.7 percent over the same period last year to 42,481 million yen, consolidated operating income increased 5.7 percent to 2,087 million yen, and consolidated ordinary income rose 0.3 percent to 2,020 million yen. Consolidated net income rose as sharply as 166.0 percent to 1,507 million yen in the first half of the fiscal year under review, as no amount was reported as consolidated adjustable accounts (as opposed to 525 million yen for the previous year) and a gain on change in share-holding ratio upon listing of a subsidiary totaling 423 million yen was registered.

(Note) As regards the Group's call center operations, Fullcast's joint venture partner, the Hikari Tsushin Group offered to acquire Fullcast Telemarketing Co., Ltd. engaged in the Group's call center operations and Fullcast transferred all the shares in the company to the Hikari Tsushin Group effective as of February 28, 2006.

2) Operating highlight in the first half by business segment

Spot Business

In the Spot Business segment net sales rose sharply as demand for short-term temporary manpower services remained strong in a wide spectrum of business, regardless of the size of companies, and orders from the warehousing and sales promotion segments in particular grew. By region, the Group's offices opened in local areas by the end of the previous fiscal year contributed to boosting sales.

As regards selling, general and administrative expenses (SG&A), expenses incurred by opening new offices primarily in the Tokyo metropolitan area rose, but we were able to keep SG&A at more or less the same level as the same period last year as we strove to streamline business operations and bring more balance to staffing.

As a result, net sales rose 19.5 percent over the same period last year to 23,637 million yen and operating income rose 16.5 percent to 1,834 million yen in the first half of the fiscal year under review.

The number of offices rose 66 from a year earlier to 378 as of the end of the first half of the fiscal year under review.

Office Business

In the Office Business segment sales remained strong as demand for short-term outsourced human resources grew. In addition, the Group received increased orders for its outplacement services from the government and other public offices.

Meanwhile, though the Group strove to curb an increase in SG&A through promoting efforts to increase operational efficiency by merging two of its subsidiaries (Note 3), for instance, sluggish business performance of our call center operations put pressure on income; as a result, the Group suffered an income loss in the reporting period under review.

As a result, net sales rose 68.7% from a year earlier to 3,065 million yen and operating income fell 65.0 percent to 57 million yen.

The number of offices as of the end of the reporting period under review was 29 up 10 from the same period last year.

Factory Business

In the Factory Business segment the Group had some difficulty satisfying an increase in demand for factory line

workers to be dispatched to automobile production lines; as a result, net sales rose slightly from the same period last year.

Though the Group strove to cut expenses even further than before, a rise in hiring expenses put pressure on income and consequently, it posted an income loss.

As a result, net sales rose 8.8 percent over the previous year to 7,755 million yen, while operating income fell 11.3 percent to 247 million yen.

The number of offices at the end of the first half of the fiscal year under review was 52 up 4 from the same period last year.

Technology Business

In the Technology Business segment companies increased their investments in development with an eye to their future business expansion and sharpening market competitiveness, while the number of dispatched engineers specialized in design and development technology rose and orders for contracted system development from the financial and telecommunication industries grew.

As the average unit price of contract rose in dispatching engineers and the Group strove to curb SG&A and cut down on loss-making system development projects, we were able to increase income sharply.

As a result, net sales grew 117.8 percent from the same period last year to 7,701 million yen and operating income rose 148.0 percent to 450 million yen in the reporting period under review.

Note

1. Due to a realignment of the Group business activities, our business segments have been reclassified into five, such as Spot Business, Office Business, Factory Business, Technology Business, and Other Business, as from the fiscal year ending September 2006. The clerical manpower services and the call center management business, which made up the Spot Business and the Other Business, respectively, in the previous fiscal year have been reclassified into the Office Business in the light of its line of business.
2. Results for the first half of the fiscal year 2005 have been reclassified according to those adopted from the current fiscal half ending September 2006.
3. Human Resources Research Institute, Inc. that Fullcast turned into a wholly owned subsidiary in March 2005 and Fullcast Office Support Co., Ltd. merged effective as of October 1, 2005 with the aim at increasing operational efficiency and improving services for clients. The name of the surviving company was changed to Fullcast HR Institute Co., Ltd. the same day.

(3) Operating Results by Business Segment

1) Business Results Highlights for the first half

First half of FY2006:
First half ended March 2006 (Six months from October 1, 2005 to March 31, 2006)
First half of FY2005:
First half ended March 2005 (Six months from October 1, 2004 to March 31, 2005)

Spot Business (Millions of yen)

	First half of FY2006	First half of FY2005	YoY change
Net sales	23,637	19,787	19.5%
Operating income	1,834	1,575	16.5%
Operating income ratio	7.8%	8.0%	–

Office Business

	First half of FY2006	First half of FY2005	YoY change
Net sales	3,065	1,816	68.7%
Operating income	57	163	-65.0%
Operating income ratio	1.9%	9.0%	–

Factory Business

	First half of FY2006	First half of FY2005	YoY change
Net sales	7,755	7,129	8.8%
Operating income	247	279	-11.3%
Operating income ratio	3.2%	3.9%	–

Technology Business

	First half of FY2006	First half of FY2005	YoY change
Net sales	7,701	3,536	117.8%
Operating income	450	181	148.0%
Operating income ratio	5.8%	5.1%	–

Results for the first half of the fiscal year 2005 have been reclassified according to those adopted from the current fiscal year ending September 2006.

Calculation methods in the segment results

(1) Net sales by business category only consist of external sales.

(2) Operating income by business category includes those posted within the Group due to internal transactions.

(3) Operating income ratio by business category is calculated by dividing the figures in (1) by the figures in (2).

2) Business Results Highlights for the Second Quarter of the Fiscal Year Ending September 30, 2006

Q2 of FY2006:
Second quarter of the fiscal year ending September 2006 (Three months from January 1, 2006 to March 31, 2006)

Q2 of FY2005:
Second quarter of the fiscal year ended September 2005 (Three months from January 1, 2005 to March 31, 2005)

Consolidated (Millions of yen)

	Q2 of FY2006	Q2 of FY2005	YoY change
Net sales	21,939	16,217	35.3%
Operating income	972	1,351	-28.1%
Operating income ratio	4.4	8.3	–
Ordinary income	931	1,356	-31.3%
Current net income	527	204	159.0%
Current net income per share	¥1,928.08	¥744.87	–

Spot Business

	Q2 of FY2006	Q2 of FY2005	YoY change
Net sales	12,065	9,734	23.9%
Operating income	843	984	-14.3%
Operating income ratio	7.0%	10.1%	–

Office Business

	Q2 of FY2006	Q2 of FY2005	YoY change
Net sales	1,490	899	65.7%
Operating income	5	88	-94.1%
Operating income ratio	0.3%	9.8%	–

Factory Business

	Q2 of FY2006	Q2 of FY2005	YoY change
Net sales	4,074	3,663	11.2%
Operating income	166	221	-25.0%
Operating income ratio	4.1%	6.0%	–

Technology Business

	Q2 of FY2006	Q2 of FY2005	YoY change
Net sales	4,155	1,777	133.7%
Operating income	230	130	76.5%
Operating income ratio	5.5%	7.3%	–

(4) Outlook for the September 2006 Fiscal Year

For the fiscal year ending September 2006, Fullcast is forecasting consolidated net sales of 95,000 million yen, up 41.3% from the same period last year, consolidated ordinary income of 5,710 million yen, up 23.8%, and consolidated current net income of 3,800 million yen, up 101.6%.

There are no changes to be made to our projected operating results as of November 7, 2005.

Our business outlook by business segment is as follows:

1) Spot Business

Order-receiving trends

- Clients continue to promote efforts to streamline business to increase profitability, while demand for human resources outsourcing solutions remains strong regardless of the type or category of business.
- New offices the Company opened in the Kanto region in the first-half period under review can be expected to receive increased orders.

Hiring trends

- The Group's hiring strategy centered on its portal site for hiring will likely help hire workers smoothly.
- The Company's local community-based hiring activities can be expected to help boost the number of workers hired.

2) Office Business

Order-receiving trends

- Demand for dispatched workers for short-term back-office jobs remains strong.
- On the back of economic recovery, orders for high-margin job placement are on the rise.

Hiring trends

- For the same reason as given for the Spot Business, a steady hiring pace can be expected.

3) Factory Business

Order-receiving trends

- Clients' productive activities can be expected to remain strong in the manufacturing sector while demand for dispatched human resources can be expected to continue growing.
- Thanks to the Group's system to cope with both contracting of jobs and dispatching of workers to meet each individual client's needs, the Company can expect orders to grow.

Hiring trends

- The Group seeks to step up hiring activities across the nation and carefully conduct job interviews with those who wish to work for the Group, which can be expected to help boost the number of workers hired.
- The Group seeks to step up the system to follow up on those who worked for the Group previously, which can be expected to promote their reemployment.

4) Technology Business

Order-receiving trends

- Demand for dispatched engineers from the development/design unit involved in the IT and electronics industries will likely remain robust.
- Orders for contracted system development can be expected to continue rising thanks to the growing corporate trends toward investing in IT.

Hiring trends

- The Company is promoting educational/training programs to nurture bilingual engineers overseas, including China, in an effort to hire non-Japanese engineers to be dispatched.

Others

In the Company's contracted development unit, the risk/quality control system will be enhanced, which is likely to help curb the occurrence of loss-making projects that deteriorate profit margins.

(5) Changes in Consolidated Financial Condition

At the end of the first half of the current consolidated accounting period, cash and cash equivalents totaled 11,901 million yen, up 5,804 million yen from a year earlier, compared with 602 million yen fell in the same time last year.

1) Cash flows from operating activities

Net cash gained in operating activities in the first half of the current consolidated accounting period was 189 million yen, compared with 5 million yen used in the same time last year.

This was mainly due to the fact that net income before income taxes and minority interests in this first half was 2,273 million yen, trade receivable increased 2,109 million yen (trade payable increased 972 million yen) and income tax paid was 1,350 million yen.

2) Cash flows from investing activities

Net cash used in investing activities in this first half was 326 million yen, compared with 891 million yen used in the previous year.

This was mainly due to the fact that expenses to acquire tangible fixed assets that accompany opening outlets were 204 million yen and those to acquire intangible fixed assets stood at 334 million yen. Partly offsetting these include net income to acquire the shares of newly consolidated subsidiaries subject to change in scope of consolidation was 132 million yen.

3) Cash flows from financing activities

Net cash gained by financing activities in the first half under review was 5,941 million yen, compared with 284 million yen gained in the previous year.

This is mainly due to the fact that proceeds from long-term debt reached 6,000 million yen (repayments of long-term debt were 449 million yen) and those from payment by minority shareholders were 775 million yen, while expenditures on redemption of corporate bonds were 300 million yen.

Notes:

1. Ratio against previous-year figures/planned figures are computed using the following formula:
   Ratio against previous-year figures/planned figures
   = (This fiscal year figure – prior fiscal year figure)／Prior fiscal year figure × 100

Reference: Trends in Cash Flow Indexes

	1st half of FY2006	1st half of FY2005	Full year of FY2005	Full year of FY2004	Full year of FY2003
Shareholders' equity (Millions of yen)	13,670	11,287	12,377	10,977	8,719
Shareholders' equity ratio (%)	41.1	53.1	54.9	56.4	56.3
Interest coverage (times)	91.6	129.3	152.4	101.1	47.3
Dead equity ratio (%)	65.9	28.8	24.4	24.2	18.2
Number of debt redemption (years)	5.7	4.8	1.0	1.4	0.7

Shareholders' equity ratio: net assets ÷ gross assets x 100
Interest coverage: (operating income + interest earned + dividend received) ÷ interest paid
Dead equity ratio: interest-bearing debt ÷ net assets
Number of debt redemption years: interest-bearing debt ÷ operating cash flow (before interest and corporate taxes, etc.)

Notes:

1. Each index is calculated based upon consolidated financial figures.
2. For interest payment, the amount of interest paid in the consolidated cash flow statement is used.
3. All the debts added upon in the consolidated balance sheet are included in interest-bearing debt.
4. For operating cash flows (before interest and corporate taxes, etc.), cash flows (before interest and corporate taxes, etc.) from operating activities in the consolidated cash flow statement are used.

Reference: Quarterly Results of Operations (Consolidated)

Fiscal year ending September 2006

	1st Quarter Oct. – Dec. 2005	2nd Quarter Jan. – Mar. 2006	3rd Quarter Apr. – Jun. 2006	4th Quarter Jul. – Sep. 2006	Full year Ending Sep. 2006
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	20,541	21,939	–	–	42,481
Gross profit	5,729	6,129	–	–	11,858
Operating income	1,115	972	–	–	2,087
Ordinary income	1,089	931	–	–	2,020
Income before income taxes and minority interests	1,475	798	–	–	2,273
Net income	980	527	–	–	1,507
	Yen	Yen	Yen	Yen	Yen
Net income per share	3,586.52	1,928.08	–	–	5,514.25
Diluted net income per share	3,583.07	1,922.18	–	–	5,502.02
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	30,348	32,220	–	–	33,220
Shareholders' equity	13,110	13,670	–	–	13,670
	Yen	Yen	Yen	Yen	Yen
Shareholders' equity per share	47,966.64	49,968.05	–	–	49,968.05
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	-133	321	–	–	189
Cash flows from investing activities	-51	-275	–	–	-326
Cash flows from financing activities	4,683	1,259	–	–	5,941
Cash and cash equivalents at end of period	10,596	11,901	–	–	11,901

Fiscal year ended September 2005

	1st Quarter Oct. – Dec. 2004	2nd Quarter Jan. – Mar. 2005	3rd Quarter Apr. – Jun. 2005	4th Quarter Jul. – Sep. 2005	Full year Ended Sep. 2005
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	16,273	16,217	16,482	18,240	67,212
Gross profit	4,551	4,717	4,521	5,803	19,593
Operating income	624	1,351	524	2,062	4,560
Ordinary income	657	1,356	497	2,101	4,611
Income before income taxes and minority interests	677	818	480	2,039	4,012
Net income	363	204	248	1,071	1,885
	Yen	Yen	Yen	Yen	Yen
Net income per share	1,328.49	744.87	905.77	3,917.39	6,896.52
Diluted net income per share	–	–	–	–	–
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	20,242	21,251	21,363	22,556	22,556
Shareholders' equity	11,069	11,287	11,267	12,377	12,377
	Yen	Yen	Yen	Yen	Yen
Shareholders' equity per share	40,498.59	41,297.35	41,225.47	45,286.05	45,286.05
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	-757	762	552	907	1,463
Cash flows from investing activities	-177	-714	-92	-255	-1,238
Cash flows from financing activities	727	-443	449	-952	-218
Cash and cash equivalents at end of period	5,882	5,487	6,397	6,097	6,097

Note: Diluted net income per share for the consolidated fiscal year in review is not reported since there is no outstanding potential stock.

Reference: Changes in Quarterly Operating Results by Business Segment

* Business segments for the fiscal year ended September 2005 have been reclassified according to those adopted from the current fiscal year ending September 2006.

(Millions of yen)

	Spot Business	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2006	(1) Sales to external customers	11,573	12,065	–	–	23,637
	(2) Inter-segment sales or the amount of transfers	171	171	–	–	343
	Total	11,744	11,236	–	–	23,980
	Operating expenses	10,753	11,393	–	–	22,146
	Operating income or loss	991	843	–	–	1,834
	Operating income ratio	8.6%	6.9%	–	–	7.8%
Fiscal year ended September 2005	(1) Sales to external customers	10,053	9,734	9,453	10,509	39,749
	(2) Inter-segment sales or the amount of transfers	190	147	144	203	684
	Total	10,243	9,881	9,597	10,712	40,433
	Operating expenses	9,653	8,897	9,003	9,371	36,923
	Operating income or loss	591	984	594	1,341	3,510
	Operating income ratio	5.9%	10.1%	6.3%	12.8%	8.8%

	Office Business	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2006	(1) Sales to external customers	1,575	1,490	–	–	3,065
	(2) Inter-segment sales or the amount of transfers	109	106	–	–	215
	Total	1,684	1,596	–	–	3,280
	Operating expenses	1,632	1,590	–	–	3,222
	Operating income or loss	52	5	–	–	57
	Operating income ratio	3.3%	0.3%	–	–	1.9%
Fiscal year ended September 2005	(1) Sales to external customers	917	899	1,637	1,757	5,211
	(2) Inter-segment sales or the amount of transfers	53	60	73	65	251
	Total	970	959	1,711	1,822	5,462
	Operating expenses	895	871	1,627	1,617	5,010
	Operating income or loss	75	88	84	204	452
	Operating income ratio	8.2%	9.8%	5.1%	11.6%	8.7%

	Factory Business	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2006	(1) Sales to external customers	3,681	4,074	–	–	7,755
	(2) Inter-segment sales or the amount of transfers	6	6	–	–	12
	Total	3,687	4,080	–	–	7,767
	Operating expenses	3,605	3,915	–	–	7,520
	Operating income or loss	81	166	–	–	247
	Operating income ratio	2.2%	4.1%	–	–	3.2%
Fiscal year ended September 2005	(1) Sales to external customers	3,465	3,663	3,190	3,468	13,787
	(2) Inter-segment sales or the amount of transfers	4	5	5	6	20
	Total	3,469	3,668	3,196	3,474	13,807
	Operating expenses	3,412	3,447	3,130	3,263	13,252
	Operating income or loss	58	221	66	211	555
	Operating income ratio	1.7%	6.0%	2.1%	6.1%	4.0%

	Technology Business	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2006	(1) Sales to external customers	3,546	4,155	–	–	7,701
	(2) Inter-segment sales or the amount of transfers	5	18	–	–	23
	Total	3,551	4,172	–	–	7,724
	Operating expenses	3,331	3,943	–	–	7,724
	Operating income or loss	220	230	–	–	450
	Operating income ratio	6.2%	5.5%	–	–	5.8%
Fiscal year ended September 2005	(1) Sales to external customers	1,758	1,777	1,911	2,261	7,707
	(2) Inter-segment sales or the amount of transfers	1	0	0	14	16
	Total	1,759	1,778	1,911	2,275	7,723
	Operating expenses	1,708	1,648	1,900	1,839	7,094
	Operating income or loss	51	130	11	437	629
	Operating income ratio	2.9%	7.3%	0.6%	19.3%	8.2%

Reference: Changes in Business Results (Consolidated)

1. Changes in profit and loss

(Monetary unit: Millions of yen, YoY change: %)

	September 2006 fiscal year				September 2005 fiscal year		September 2004 fiscal year	
	First half	YoY change	Full year	YoY change	First half	Full year	First half	Full year
Net sales	42,481	30.7	95,000	41.3	32,490	67,212	22,580	49,688
Cost of sales	30,622	31.9	—	—	23,222	47,619	16,091	35,569
Gross income on sales	11,858	27.9	—	—	9,269	19,593	6,489	14,118
SG&A expense	9,772	34.0	—	—	7,294	15,032	4,894	10,863
Operating income	2,087	5.7	5,840	28.1	1,975	4,560	1,594	3,255
Non-operating income	102	-10.7	—	—	115	217	81	187
Non-operating expenditure	169	121.9	—	—	76	166	62	150
Ordinary income	2,020	0.3	5,710	23.8	2,013	4,611	1,612	3,292
Extraordinary income	459	665.1	—	—	60	49	38	36
Extraordinary loss	206	-64.4	—	—	579	647	10	363
Net income before taxes for current fiscal year	2,273	52.1	—	—	1,494	4,012	1,640	2,966
Corporate taxes (incl. other adjustments)	716	-16.7	—	—	859	1,954	715	1,345
Minor shareholders' interests	50	-27.1	—	—	68	174	29	109
Current net income	1,507	166.0	3,800	101.6	567	1,885	895	1,511
Contributing ratio of current net income (%)	39.7	—	—	—	30.1	—	59.2	—

2. Changes in ratio to net sales

(Unit: %)

	September 2006 fiscal year		September 2005 fiscal year		September 2004 fiscal year	
	First half	Full year	First half	Full year	First half	Full year
Net sales	100.0	100.0	100.0	100.0	100.0	100.0
Cost of sales	72.1	—	71.5	70.8	71.3	71.6
Gross income on sales	27.9	—	28.5	29.2	28.7	28.4
SG&A expense	23.0	—	22.4	22.4	21.7	21.9
Operating income	4.9	6.1	6.1	6.8	7.0	6.5
Ordinary income	4.8	6.0	6.2	6.9	7.1	6.6
Current net income	3.5	4.0	1.7	2.8	4.0	3.1

3. Changes in consolidated/non-consolidated ratio

(Unit: times)

	September 2006 fiscal year		September 2005 fiscal year		September 2004 fiscal year	
	First half	Full year	First half	Full year	First half	Full year
Net sales	2.0	2.0	1.8	1.9	1.7	1.7
Operating income	1.8	1.8	1.6	1.7	1.4	1.5
Ordinary income	1.5	1.8	1.5	1.7	1.4	1.5
Current net income	2.0	2.1	0.8	1.3	1.3	1.2

Reference: Explanation of Balance Sheet (Consolidated)

Note: The following changes are in comparison between the end of the first half ended March 31, 2006 and the end of the previous fiscal year ended September 30, 2005.

(1) Assets (up ¥10,664 million)

a) Current assets (up ¥8,279 million)

Cash and deposits	Up ¥5,836 million	Affects individually, increase in sales long-term debt
Trade notes and accounts receivables	Up ¥2,638 million	Affects under consolidation, increase in sales

b) Fixed assets (up ¥2,385 million)

Tangible fixed assets	Up ¥336 million	Affects individually, acquisition of tools and equipments accompanying office opening
Intangible fixed assets	Up ¥1,607 million	Affects under consolidation, Increase in consolidated adjustable accounts through M&A strategy
Investment and other assets	Up ¥442 million	Affects under consolidation

(2) Liabilities (up ¥7,248 million)

a) Current liabilities (up ¥2,846 million)

Short-term borrowing	Up ¥1,189 million	Affects individually, increase in operating capital
Accrued expenses payable	Up ¥808 million	Affects under consolidation, increase in accrued salaries for employees/staffs

b) Fixed liabilities (up ¥4,403 million)

Long-term debt	Up ¥4,362 million	Affects individually, fund procurement for acquisition of shares in subsidiary through M&A strategy

(3) Capital stock (up ¥1,292 million)

Retained surplus	Up ¥1,234 million	Affects both (under consolidation, individually)

Reference: State of Capital Investment

(Unit: Millions of yen)

Investment	Capital investment for the 1st half ended Mar. 2006	Capital investment for the 2nd half ending Sept. 2006	Capital investment for the fiscal year ended Sept. 2005	Capital investment for the fiscal year ended Sept. 2004	Main facilities
	Amount invested	Estimate	Amount invested	Amount invested	
Software and others	334	262	192	298	Development of items incidental to a new mission-critical system
Others (ex. tools, instruments, fixtures)	204	150	384	398	Purchase of equipment, supplies and PCs for newly opened offices, and others
Total	538	412	576	696	–

2. Corporate Group

The Group (including Fullcast Co. Ltd. and its affiliated companies) is a comprehensive human resources solution provider. It is engaged primarily in providing the short-term staffing services in areas such as logistics and event support when required during busy periods and in accordance with fluctuations in work volume at client companies. Other major activities include the provision of factory workers, clerical manpower, and engineers and other technicians.

A breakdown of companies and activities by business segment is as follows.

Spot Business (Short-term Contractual Workers Services)
Provides staffing services, on a short-term basis, as required by clients by providing them with additional work force primarily for blue-collar positions during busy periods, giving them the flexibility to quickly adapt to fluctuations in work volume.

[Core business units] Fullcast Co., Ltd.
Apayours Co., Ltd.
Other five consolidated subsidiaries

Office Business (Clerical manpower services)
Specializes in staffing for clerical work and a variety of office positions. In addition, provides comprehensive human resources outsourcing solutions through outplacement, skilled personnel recruitment, and employment support for graduates.

[Core business units] Fullcast HR Institute Co., Ltd.
Other one consolidated subsidiary

Factory Business (Staffing Services for Production Line Work)
Offers staffing for production line work. Most services are extended to manufacturers in the fields such as seafood and food processing, machinery, electrical machinery, precision devices, chemicals and rubber, textiles and pulp, automobiles and other transportation equipment and steel and other metals, Established in April 2002 by Fullcast, Toyota Group member Central Auto Co., Ltd. and Daisho Industry Co., Ltd., Fullcast Central Co., Ltd. is a specialist in the provision of workers for automotive plants.

[Core business units] Fullcast Factory Co., Ltd.
Fullcast Central Co., Ltd.

Technology Business (Technical/Engineer Staffing Services)
Provides engineer dispatching service for R&D and manufacturing process primarily in the electronics and semiconductor industry. In addition, provides engineer dispatching service for the software development process in various industries as well as provides system development/consulting services on a contract-out basis.

[Core business units] Fullcast Technology Co., Ltd.
Asia Pacific System Research Co., Ltd.

Other Business
Other Businesses complement the four core businesses (human resources-related businesses) by providing value-added services.

[Core business units] Fullcast Sports Co., Ltd.
Fullcast Finance Co., Ltd.
Other one consolidated subsidiary and one affiliate under equity method application

Flowchart of Business Activities

A flowchart of business activities is shown below:


Fullcast Co.,Ltd.
Individuals seeking jobs
Clients
Office Business
Registration and work category request
Fullcast HR Institute Co., Ltd.+ 1 affiliate
Contractual clerical workers services
Outsourcing contracts
Spot Business
Registration and work category request
Fullcast Co., Ltd.
Short-term contractual workers services
Outsourcing contracts
Registration and work category request
Apayours Co., Ltd. + 5 affiliates
Short-term contractual workers services
Outsourcing contracts
Factory Business
Registration and work category request
Fullcast Factory Co., Ltd.
Personnel outsourcing services for production line work
Registration and work category request
Fullcast Central Co., Ltd.
Personnel outsourcing services for production line work for automobile
System development and maintenance
Technology Business
Hired as technical staff
Fullcast Technology Co., Ltd.
Technical / engineer staffing services
Hired as technical staff
Fullcast Central Co., Ltd.
Technical / engineer staffing services for automobile
Asia Pacific System Research Co., Ltd.
System development and consulting services
Other Business
Fullcast Co., Ltd.
Franchise restaurant and bar management and personnel training and outsourcing for other franchisees
Fullcast Sports Co., Ltd.
Agency services for professional athletes
Benefit services
(Finance and others)
Fullcast Finance Co., Ltd.
Training services
Fullcast Glowing School Co., Ltd
Neo Carrier Co., Ltd.
Help-wanted ads/marketing services

Notes:

1. Flowchart is current as of March 31, 2006
2. ➔ indicates transactions with companies outside the Group and ····➤ indicates internal transactions, none of which are monetary transactions.
3. [solid box] indicates a consolidated subsidiary and [dashed box] indicates an affiliate company to which the equity method is applied.

Status of Affiliated Companies

Consolidated subsidiaries

As of March 31, 2006

Company	Location	Capital/ investment (mil. yen)	Major business activities	Voting shares (%)	Issues to be noted:
Asia Pacific System Research Co., Ltd.	Toshima-ward, Tokyo	2,367	Technology business	62.6	• Provides us with software. • Interlocking directorates: 4
Fullcast Technology Co., Ltd.	Shibuya-ward, Tokyo	822	Technology business	72.8	• Places orders for jobs undertaken mutually with us. • Develop and maintain our software system. • Subleases part of the office we rent as office use. • Interlocking directorates: 2
Fullcast HR Institute Co., Ltd.	Chiyoda-ward, Tokyo	480	Spot business and others	100.0	• Places orders for jobs undertaken mutually with us. • Subleases part of the office we rent as office use. • Provides financial support (financing operating capital). • Interlocking directorates: 1
Apayours Co., Ltd.	Oita City, Oita	220	Spot business and others	100.0	• Places orders for jobs undertaken mutually with us. • Subleases part of the office we rent as office use. • Provides financial support (financing operating capital). • Interlocking directorates: 4
Fullcast Factory Co., Ltd	Shibuya-ward, Tokyo	100	Factory business	100.0	• Places orders for jobs undertaken mutually with us. • Subleases part of the office we rent as office use. • Provides financial support (financing operating capital). • Interlocking directorates: 4
Fullcast Central Co., Ltd.	Shibuya-ward, Tokyo	90	Factory business Technology business	55.6	• Places orders for jobs undertaken mutually with us. • Subleases part of the office we rent as office use. • Provides financial support (financing operating capital). • Interlocking directorates: 1
Other consolidated subsidiaries: 9	–	–	–	–	–
Affiliate under equity method application: 1	–	–	–	–	–

Notes: 1) The "Major business activities" category follows the business segment classification.

2) "Interlocking directorates" include our operating officers.

3) Please refer to "significant accounting policies in the preparation" of the consolidated financial statements as for all consolidated subsidiaries and affiliates under equity method application.

3. Management Policies

(1) Fundamental Management Policies

The fundamental philosophy of the Group is "to contribute to society by providing employment opportunities that place importance on helping people grow and develop." The Group aims to remain an organization that can provide employment opportunities where people can shine in any stage of their lines. At the same time, maximizing corporate value is another aim.

To accomplish these goals, the Group is taking the following actions.

1) As the economy undergoes structural change and workers become more mobile in the 21st century, the Group is using human resources to meet the needs of all client companies while using the human resources business to supply as many motivated workers as possible.

2) As the leader in Japan's human resources industry, the Group will never become complacent, always retaining a willingness to take on new challenges to achieve its goals.

(2) Fundamental Policy for Allocation of Earnings

As the nucleus of the Group, Fullcast Co., Ltd. places priority on strengthening its financial position and increasing retained earnings as well as returning earnings to shareholders so that they may own shares in the Company over the medium and long terms.

We make it a basic policy to determine the amount of dividend based on a dividend payout ratio of 20% on a consolidated basis, through taking business performance into consideration, with stable payments of dividends in view.

Retained earnings will be used to enhance internal core systems, such as by developing IT systems that can further raise operating efficiency and through opening new offices or recruiting and training employees, for the purpose of building a sounder operating base.

The Projected annual dividend per share for fiscal year ending September 30, 2006 will be 3,000 yen, which consists of an interim dividend of 1,500 yen and a final dividend of 1,500 yen.

Dividend payout ratio for the past 4 years

Fiscal term	FY2005 ended September 2005	FY2004 ended September 2004	FY2003 ended September 2003	FY2002 ended September 2002
Dividend payout ratio (%) (Individual)	36.5	41.2	23.9	44.2
Dividend payout ratio (%) (Consolidated)	29.0	35.7	18.3	31.6

* The company paid dividends for the fiscal year ended September 30, 2004 in commemoration of the listing on the First Section of Tokyo Stock Exchange. It also paid dividends for the fiscal year ended September 30, 2003 in commemoration of the listing on the Second Section of Tokyo Stock Exchange.

(3) Policy Regarding Reduction in Investment Unit

Fullcast Co., Ltd. regards increasing the liquidity of its stock and attracting a broader range of investors as important issues with regard to its capital policy. Any decision involving a reduction in the investment unit will be based on operating results and market conditions, as well as a careful examination of benefits in relation to expenses.

In order to expand the base of individual investors, the split-up of common shares on a three-for-one-stock-split and on a two-for-one-stock-split were implemented as of November 20, 2003 and May 20, 2004, respectively.

(4) Medium- and Long-term Management Issues

Fullcast has kicked off the Group's 3-year medium-term management plan called "125 Speedy Growth Plan" with the fiscal year ended September 30, 2005 as the initial year. We aim to achieve the consolidated net sales of exceeding 100 billion yen, 20 percent or more ROE, and net income of 5 billion yen at the end of the fiscal year to be ended September 2007 when the mid-term business plan will be concluded.

(1) The progress for the first year ended September 30, 2005

The Group set out to build the growth base for the existing business operations and tackle new business segments.

Specifically, we improved our nationwide office network in the Spot Business segment and implemented branding strategy by acquiring naming rights to Miyagi Prefectural Stadium, the home ground of the Tohoku Rakuten Eagles, a Japanese baseball club belonging to the Pacific League, and naming it "Fullcast Stadium Miyagi." Additionally, the Group embarked on new ventures by establishing Fullcast Finance Co., Ltd and through investment in Human Resources Research Institute, Inc. Thereby, we expanded the realm of business as a provider of comprehensive human resources outsourcing solutions in the first year.

(2) Strategy from the second year to the final year (fiscal year ending September 2006 - fiscal year ending September 2007)

We stick to our principle of promoting the strategy that foresees the future needs, by dealing with changes in the market flexibly, in order to expand existing business operations, while always promoting new business operations positively.

In concrete terms, as we position the Spot business as the core business, we expand our business lines operated by subsidiaries, i.e., Technology business, Factory business and Office business for production line work and contractual and dispatching clerical workers services as well as organically consolidate the entire group including the new business operations.

Also, we are determined to raise the company value for the entire group by proceeding with the M&A strategies and new business and by expanding the business sections to bring about synergy effects on the existing business.

In addition, the Group will meet all human resource-outsourcing needs that occur at every stage of the business cycles of its client companies. The Group is working aggressively to build a framework that can supply "one-stop total solutions" that help maximize the performance of each client company. Building such a framework is how the Group plans to support growth over the medium and long terms.

In order to meet the managerial goals in the fiscal year ending September 2006, which is the middle year of our medium-term business plan, the Group plans to shore up efforts to hire staff members and focus on nurturing them, while working on training programs coupled with improvements in the process of sales and back-office activities.

To this end, the Group is taking the following actions.

a) Improving the customer satisfaction
b) Expanding upon the menu of human resources services
c) Promoting M&A strategies
d) Improving the ability of staff and employees by education and training
e) Promoting effective systemization that deals with expansion of the business scale and sections
f) Enhancing the Group's corporate image and awareness of the Fullcast name and promoting strategies to gain human resources.
g) Bolster the group synergy effects
h) Efficient financial strategy
i) Strengthen staff recruiting activities and increase the stability of the work force

(5) Key Management Issues

Growth in the scale of the market will not be the only change taking place in the human resources market. The Group also foresees a number of qualitative changes such as increasing diversification, sophistication and specialization, all against a backdrop of rapid advances in information and communications technology.

The Group expects that lifting on ban on dispatching workers in the manufacturing business by the revised Worker Dispatch Law implemented on March 1, 2004 will expand outsourcing demands for blue-color workers and will accelerate the further growth of the market.

The Group must respond to these changes in a flexible manner while implementing strategies that anticipate future needs. To accomplish this, the Group will constantly seek new opportunities while expanding its existing business activities.

We will address the following issues by each business section:

Spot business
1) Enhance services with high-added value that satisfactorily meet the needs of client customers and expand office networks
2) Strengthen staff recruiting activities and the work force retention rate
3) Promote efficiency of business operations and restrain selling and administrative expenses
4) Expand industries to serve

Office business
1) In the wake of current economic recovery, enhance manpower dispatching service that continues to expect higher demand
2) Strengthen staff recruiting activities and raise the work force retention rate
3) Promote efficiency of business operations and restrain selling and administrative expenses

Factory business
1) Improve flexibility in the order receiving system for both outsourcing and dispatching that meets the needs of client customers.
2) Grow human resources that ensure to satisfy the sophisticating needs of client customers
3) Provide business operations with high performance that brings about merits to client customers

Technology business
1) Improve the training to engineers
2) Acquire excellent human resources from abroad
3) Acquire expert engineers for development in the electronics and semiconductor sections
4) Acquire superior engineers for development of software
5) Reduce the system development cost and enhance the quality control
6) Secure competitive edge through enhancement of specific solutions service

(6) Important Business Matters (outline of the matters that were decided and/or occurred)

Important business matters in the reporting period are as follows:

1) Merger of consolidated subsidiaries (announced on August 8, 2005)
A Fullcast consolidated subsidiary Human Resources Research Institute, Inc. merged with Fullcast Office Support Co., Ltd., which has been engaged in Office Business, effective October 1, 2005, in order to increase operational efficiency and improve services for clients. The merged company was called Fullcast HR Institute Co., Ltd.

2) Listing of stock in Fullcast Technology Co., Ltd. (announced on September 16, 2005)
Fullcast Technology Co., Ltd. (stock code 2458), Fullcast's consolidated subsidiary, was listed on the Jasdaq Securities Exchange effective on October 21, 2005.

3) Affiliation of Asia Pacific System Research Co., Ltd. (announced on July 12, September 27, October 3 and October 4, 2005)
Fullcast turned Asia Pacific System Research Co., Ltd. (Aspac) (stock code: 4727) into a consolidated subsidiary through the allocation of new shares to a third party and negotiation transaction with the Aspac's main shareholder,

acquiring a 62.6% stake in the company at the deemed date of acquisition, October 1, 2005.

4) Grant of stock option (Issuance of share acquisition rights pursuant to the provisions of Sections 20 and 21 of Article 280 of the Commercial Code of Japan) (announced on November 22, 2005, April 17 and April 25, 2006)

The 13th regular general meeting of shareholders of the Company decided the issuance of the subscription rights free of charge with the aim at improving business performances even further through enhancing the morale and enthusiasm of members of the board, auditors and employees of the Company and its subsidiaries.

The outline of the subscription rights

a) Those eligible for being allotted the subscription rights
   Members of the board, auditors and employees of the Company and its subsidiaries.
b) The type and number of stock for the subscription rights
   1,996 common shares of the Company (0.72% of the total number of shares outstanding).
c) Total number of the subscription rights
   The allotment will be 1,996. (The number of shares per subscription right is one (1))
d) Term of executing the subscription rights
   From January 1, 2008 to December 30, 2010
e) Amount paid at the time of executing the subscription rights
   508,165 yen per share
f) Total issue price of shares issuable upon exercise of stock acquisition rights
   1,014,297,340 yen
g) Amount credited in stated capital of issue price
   254,083 yen

5) Termination of preparations for establishing a Bank (announced on January 23, 2005)

Fullcast had been working on giving shape to a plan for establishing a bank with the primary aim of offering financial products and services to young individuals, and funds to small- and medium-size or venture businesses and analyzing the feasibility. Due to the reasons given below, however, we decided to scrap the plan: 1) we judged that it would be more difficult for us to establish the revenue base in early stages by realizing the uniqueness and advantage with our new entry because of the change in the banking business environment for small/medium-size and ventures, which we aimed at, 2) we will be able to shore up financial support to those in the young age bracket, which is one of the objectives, by bolstering our financing and credit card operations through a financial subsidiary we have already owned in the Fullcast group.

6) Change in Subsidiary (transfer of shares) (announced on February 27, 2006)

Fullcast Telemarketing has operated as a joint venture formed between Fullcast and Hikari Tsushin Inc. in expectation of contracts for call center operations to date. The Hikari Tsushin group has recently offered to acquire shares in the company; after due consideration, we reached the conclusion that we would transfer them to Hikari Tsushin on grounds that it would be better to pursue other forms than the current joint venture from Fullcast group's standpoint.

a) Summary of the subsidiary to be transferred: Fullcast Telemarketing Co., Ltd
b) Company to which shares are to be transferred: Hikari Tsushin, Inc.
c) Number of shares to be transferred and the state of equity ownership before and after transfer
   Number of shares owned before transfer: 918 shares (ownership percentage: 51.0 percent)
   Number of shares to be transferred: 918 shares (value of shares to be transferred: 45,900,000 yen)
   Number of shares owned upon transfer: 0 share (ownership percentage: 0.0 percent)
d) Date of transferring stock certificate: February 28, 2006

7) Change in subsidiaries (acquisition of stock) (announced on March 22, 2006)

Nihon Sogo Security Guard Co., Ltd. (NISSOKEI) is a security company specializing in facility security, crowd security, and patrol for clients mainly in eastern Japan and in the Kinki district. As a result of our consideration, we reached the conclusion that the security and guard business that is potentially in high demand from our clients can be expected to bring a synergy to the Group and decided to acquire shares in the firm to turn it into our wholly owned subsidiary.

a) Summary of the Nihon Sogo Security Guard Co., Ltd. (NISSOKEI)

Representative: Yoshinori Kawano, President and Representative Director
Head office: 2-2-9 Ohkubo, Shinjuku Ward, Tokyo
Establishment: July 1971
Main business activities: Security/guard business (guarding facilities/throngs and patrolling)
Accounting term: March
Capital: 80 million yen
Shareholder composition: Yukari Kawano (33.8%), Ken Umemura (33.1%), Mika Shinoda (33.1%)

b) Number of shares to be transferred and the state of equity ownership before and after transfer

Number of shares owned before transfer: 0 share (ownership percentage: 0.0 percent)
Number of shares to be transferred 160,000 share (value of shares to be transferred: 544,000,000 yen)
Number of shares owned upon transfer 160,000 share (ownership percentage: 100.0 percent)

c) Date of transferring stock certificate: May 1, 2006

8) Joint venture establishment (announced on March 31, 2006)

Zero Co., Ltd. and Fullcast Co., Ltd. established a joint venture Fullcast Drive Co., Ltd., which offers human resources services for transport businesses. With "services surrounding cars" as the keyword, this joint venture will offer comprehensive human resources services including dispatching of cargo truck and passenger car drivers and contracting of business. It aims at making use of Zero's expertise on traffic control and Fullcast's know-how on hiring and human resources development to expand the scope of human resources services to be offered to clients in the transport sector.

Outline of the joint venture

Trade name: Fullcast Drive Co., Ltd.
Line of business: Provision of human resources services involved in the transport sector
Representative: Yoshiki Akiyama, President and Representative Director
Head office: Yokohama, Kanagawa Prefecture
Date of establishment: April 6, 2006
Capital contribution ratio: Zero - 51%
Fullcast - 49%
Capital: 100 million yen
Start of business: slated for June 2006

(7) Risks of Business and Others

The matters that can be risk factors for the Group to operate are given below. From the standpoint of disclosing information proactively to investors, they include those deemed significant for investors to decide if he/she invests or understand the Group's business activities, even they are not supposed to fall under ordinary business risks. The Group intends to recognize the potential risks and do its utmost to avoid or deal with any risk should it arise. The following matters include future risk factors, but are based upon a judgement made by the Company's management as of the date of reporting these financial statements and the business risks.

1) Ensuring staffs

The young population in Japan has been declining due to the falling birthrate and the declining number of births since the mid-1980s, and this trend will likely continue. In the Spot Business, which is the nucleus of the Group's business,

the majority of staffs are in the young age bracket ranging from the late teens to the twenties. Given this, the declining young population would make it difficult for the Group to ensure human resources it needs. In consequence, it could have an adverse effect on the Group's business performance. To cope with the decrease in the young population, we promote job offers on the Internet or via mobile devices to increase efficiency in ensuring staff members. In this regard, if pay raises for them or an increase in advertising expenses to promote efforts to gain them cannot be absorbed though internal efforts, including increasing operational efficiency or passing it onto service price, it could have an adverse effect on the Group's business performance.

In addition, due to relatively low entry barriers, which is peculiar to the industry to which the Group belongs, or intensifying competition, there is a likelihood that competition to gain staffs will become fierce in the future. As a result, the Group may not be able to ensure an adequate number of staffs it needs, which results in preventing it from meeting the goals spelled out under the Group's business plan.

On top of these, those in the young age bracket ranging from the late teens to the twenties, which comprise the backbone of the Group's staffs, are the generation which is sensitive to a corporate image. Thus, the Company considers it important to establish a corporate brand which will be supported by this generation in order to enclose excellent human resources. The Group carries out strategies to improve its corporate image through business activities in the whole sports area, including acquiring naming rights to the "Fullcast Stadium Miyagi," which is the home ground of the Tohoku Rakuten Eagles, a Japanese professional baseball club belonging to the Pacific League. Whether the effect of these strategies maintains or not is uncertain, however; thus, it is possible that we will be unable to ensure staff members we need adequately.

2) Ensuring employees and job retention

An average length of service of the Company's employees, excluding staff members, stands at 2 years and 10 months as of the end of March 2006. This can in part be attributed to a large number of those who leave the Company while it has increased those newly hired as its business has expanded rapidly. In order to cope with an external environment surrounding the Group where competition has intensified as a result of deregulation, it is important for the Company to improve human resources, i.e., employees other than registered staffs as well as to raise the retention rate.

On grounds that it is necessary to carry out business office-based hiring strategy to maintain the competitive edge, the Company has set up a large number of business offices in a short period of time. And how to maintain the quality of branch mangers and employees assigned to these offices has become one of the key issues. The Company intends to recruit excellent human resources actively and appoint them branch manager or assign them to each business office. However, should it be unable to ensure adequate human resources it requires, or human resources which are currently in service drain out, it could hamper such business office-based business strategy. As a result, it could do harm to the business performance. In addition, if revenues or income plans were not achieved as expected under such business office-based hiring strategy, it could increase selling, general and administrative expenses, which could in turn have an adverse effect on the Group's bottom line.

3) Management of database of client companies and staffs

In order to swiftly coordinate the most suitable staffs who meet the client company's needs and increase efficiency of staffing, the Group makes use of the business management information system **FASE** in managing staffs' work behavior or experience by type of job and information about client companies in the form of a database. Moreover, we conduct billing to the client, charging clients for contracting services, checks accounts receivable and others under our **FASE** matching database system as well. In this way, the Group's operational efficiency significantly depends on the **FASE** system. To provide against a failure of the server on which **FASE** runs, for instance, the Group has deployed multiple servers. However, due to disaster, such as an earthquake, and others, should any mechanical trouble occur, in which these servers halt simultaneously and **FASE** stops running, it could work against the business activities. In consequence, it could have a material impact on the business performance.

The Group intends to continue investing in information technology, including upgrading **FASE**, as needed; thereby

setting ourselves apart from the competition in terms of the cost and service. However, these investments will not necessarily lead to an increase in sales in the future. If they do not produce returns commensurate to them, investment efficiency may be reduced.

As regards management of data stored in **FASE**, including personal information, the Group has set clear standards for handling it, tightened control of those authorized to access to such information, and stepped up internal audit in a bid to prevent illegal access to personal information and loss, damage, falsification or leakage thereof. Despite that, should any piece of information be leaked for some reason, the Group could lose confidence in society. In consequence, sales might decline or someone would make a claim for damages. And this could have an adverse effect on the Group's business performance.

We stepped up our system to manage information, including not only personal information stored under our **FASE** matching database system, but all information needed to continue to conduct business, such as sales data, as well. This enabled us to acquire a BS7799-2:2002 international standards for information security management systems certificate and a Japanese ISMS (information security management system) Certification Standards Ver. 2.0 certificate (as of June 27, 2005) as well. We continue to strive to bolster our information security measures in an effort to shore up corporate compliance and risk management.

4) Job-related accidents or trouble involved with staffs

In the event that a staff member dies, gets injured or sick while he/she is performing a task, or as a result of a task, the employer, that is, the Company would be obliged to award accident compensation in compliance with the Labor Standards Law, the Workmen's Accident Compensation Insurance Law and/or any other relevant law or ordinance.

From the standpoint of giving staffs primary safety and hygiene training thoroughly and preventing injury and sickness, the Company lends safety equipment, puts up a warning sign regarding work, or distribute written instructions in order to help them increase their awareness of safety. In addition, from the viewpoint of protecting workers, the Group has taken out professional indemnity insurance and others on top of workmen's accident compensation insurance. In the event that a disaster occurs which exceeds the scope to be covered by these insurance policies, however, we would be liable for damages on grounds of noncompliance of obligation of security under the labor agreement (Article 415 of the Civil Code and others), unlawful responsibility (Article 709 of the Civil Code), and others.

Furthermore, when a staff member performs a task, due to an accident owing to an error by him/her, a breach of contract between a client company, or his/her illegal act, a lawsuit would be brought against the Company or any other claim could be made. The Company has the system available to cope with legal risk management by assigning the person in charge of legal affairs, but depending on the type of litigation or the amount of damages to be sought, it could have a material impact on its business performance.

5) Legal restrictions

a) Changes in legal restrictions

If any of the Labor Standards Law, the Worker Dispatch Law, the Workmen's Accident Compensation Insurance Law, the Health Insurance Law, the Welfare Pension Fund Law and any other relevant law or ordinance, which apply to business activities conducted by the Group, is revised or whose interpretation is changed according to a change of social circumstances surrounding the labor market, depending upon the content, it could have a material impact on business activities conducted by the Group.

b) Social insurance contribution

In terms of taking out social insurance, workers whose period of contract is up to two (2) months and those whose working hours are three quarters or less of those of regular workers, and others are exempted from the application of the Health Insurance Law. Nearly the same applies to the application of the Welfare Pension Fund Law. As to the Spot Business, the Company employs staffs for a short period of time; thus, at present it does not cover these expenses as one exempted from the application of social insurance.

Any future revision to the social insurance system can affect the Group's business performance, depending upon the

content, such as a reduction in premium rate or an expansion in the applicable scope of the insured.

c) Manpower dispatching business

The Group conducts the manpower dispatching business in accordance with the Worker Dispatch Law and with Health, Labor and Welfare Minister's approval. In the event that we fail to meet any requirement as a manpower dispatching business operator, however, its license could be revoked or we could receive orders to close or suspend business on grounds of violating applicable laws and regulations or failing to meet the licensing requirements. Though the Group strives to prevent any violation of laws and ordinances through stepping up corporate compliance and risk management, should its license be revoked for some reason, we would no longer be allowed to conduct the manpower dispatching business, which in turn could have a significant impact on the Group's business performance.

d) Contracting business

The Group carries through contracted work independently of the client concerned as a contracting business operator in accordance with a contract agreement. In carrying out such work we comply with the Standards for Differentiating Staffing Business and Contracting Business (Ministry of Labor Notice 37 in 1986) and other relevant laws and ordinances. Before executing contracted work, we confirm its content, scope, completion date and others with the client, but in the event that differences in understanding between the client arise as we execute it and we become unable to collect charges or it becomes difficult to do so, it could have a significant impact on the Group's business performance.

6) The Company's business management

a) Dependence on a specific person

Takehito Hirano, founder and president and chief executive officer of the Company, plays a pivotal role in the entire range of its business management from formulation of business plans or strategies to sales activities or financial affairs. At this point, if he were to resign from the post, it could have a material impact on the Company's business strategy, business performance and other aspects.

b) Stock option

The Company has issued stock options with the aim at further boosting the motivation to improve business performance and morale of directors, auditors and employees of the Company and its subsidiaries. The term of exercising these stock options are as from January 1, 2006 through December 30, 2008. The number of latent shares involved in these stock options stands at 1,778 shares at the end of March 2006. The Company intends to continue to grant stock options to those directors and employees who can be expected to contribute to boosting corporate performance substantially, but when new stock is issued through the exercise of these stock options, the Company's stock value could be diluted.

c) Strategy for acquisition of business/alliance and new business

The Company turned Amusecast Co., Ltd. and Human Resources Research Institute, Inc. (HRI) into its wholly owned subsidiary in October 2004 and March 2005, respectively, based upon a cautious feasibility study. In order to increase operational efficiency and improve services for clients, HRI merged with Fullcast Office Support Co., Ltd., which had been engaged in Office business, as of October 1, 2005 and changed its name to Fullcast HR Institute Co., Ltd.

Additionally, we turned Asia Pacific System Research Co., Ltd. into a consolidated subsidiary through the acceptance of the third-party allocation of shares and negotiation transaction with main stockholders of the company in October 2005. However, if the cost of realigning and strengthening those companies exceeds what was expected or their contribution to profit-earning turns out to be less than anticipated, it could have an adverse effect on the Group's business performance.

The Group plans to expand the existing business through promoting new businesses, acquiring companies or entering into business tieups with other companies, while groping for opportunities to start up a new business in a bid to broaden the scope of business and bolster corporate value of the Group as a whole. However, if such business expansion

strategy through acquisitions and others does not contribute to income-earning as initially expected, or massive funds might need to be injected, or due to amortization of consolidation account adjustment and others, the Group's profit and loss could deteriorate temporarily.

7) Seasonal factors for the Group's business performance

In the Spot Business segment, which constitutes the core business of the Group, orders tend to increase in the second and fourth quarters due to the nature of its business. In this business segment we continue to set up new offices as the market expands. It takes time for them to begin contributing to earnings since we incurred expenses to open them. Thus, net sales and profits tend to fluctuate according to the quarterly number of newly opened offices.

The Group strives to increase the number of orders for our High Quality Solutions designed to lead to an increase in operational efficiency of the client through qualitative improvement, in an effort to minimize seasonal fluctuations.

In the Technology Business segment we apply acceptance inspection standards(Note) to all orders we met. Thus, our sales and profit tend to increase in the second quarter and the fourth quarter. In dispatching technical experts or engineers in the Technology Business the number of those operating affects the Group's business performance.

The percentage of newly graduated engineers or technical experts who join the company is high in April and as sales by these new graduates grow, earnings tend to rise in the latter half of the fiscal year. Because many of our clients' fiscal year ends in March, negotiations on rate revision or rate revision is implemented in April or later in many cases, which results in making sales and earnings increase disproportionately in the latter half of the fiscal year in the Technology Business segment.

Note: Acceptance inspection standards are the basis that sales are to be booked as of the day of the customer's accepting products subject to inspection.

4. Manufacturing, Orders Received and Sales

The Group does not have any manufacturing activities and, for the reasons listed below, the Group does not disclose figures for orders received.

1) In the Spot Business, most orders are received one or two days prior to the provision of a service. As a result, there is an extremely short time between the receipt of an order and the posting of the corresponding sales.
2) In the Factory Business and Technology Business, the volume of work performed is frequently revised in accordance with the request of the client company after receipt of an order.

Net Sales

(Millions of yen)

Segment	October 1, 2005 - March 31, 2006	YoY Change (%)
Spot Business	23,637	19.5
Office Business	3,065	68.7
Factory Business	7,755	8.8
Technology Business	7,701	117.8
Other Business	323	45.3
Total	42,481	30.7

Notes:
1. The above sales figures do not include consumption taxes.
2. Inter-segment transactions were offset.

5. Consolidated Financial Statements and Others for the First Half

(1) Consolidated Financial Statements for the First Half

1) Consolidated Balance Sheet for the First Half

(Thousands of yen)

		As of March 31, 2006			As of March 31, 2005			As of September 30, 2005		
Category	Note No.	**Amount**		**%**	Amount		%	Amount		%
Assets										
I Current assets										
1 Cash and deposits			**11,948,119**			5,497,357			6,111,794	
2 Trade notes and accounts receivables			**11,484,811**			8,723,542			8,846,651	
3 Inventories			**236,205**			101,182			84,889	
4 Other current assets			**2,016,445**			1,344,633			2,337,532	
Allowance for doubtful accounts			**-127,604**			-60,623			-101,510	
Total current assets			**25,557,976**	**76.9**		15,606,090	73.4		17,279,356	76.6
II Fixed assets										
1 Tangible fixed assets										
(1) Buildings and structures	*1	**697,155**			554,350			599,056		
Accumulated depreciation		**249,258**	**447,897**		191,480	362,870		206,087	392,969	
(2) Machinery and vehicles		**79,418**			69,781			67,367		
Accumulated depreciation		**46,227**	**33,191**		35,452	34,329		40,477	26,890	
(3) Furniture and fixtures		**1,363,927**			883,851			935,945		
Accumulated depreciation		**756,182**	**607,745**		367,713	516,137		473,211	462,734	
(4) Land	*1		**736,632**			606,469			606,469	
Total tangible fixed assets			**1,825,465**	**5.5**		1,519,806	7.2		1,489,062	6.6
2 Intangible fixed assets										
(1) Software			**1,008,456**			751,770			823,710	
(2) Consolidated adjustable accounts			**1,318,132**			—			—	
(3) Other			**160,228**			46,775			56,300	
Total intangible fixed assets			**2,486,816**	**7.5**		798,546	3.8		880,010	3.9
3 Investment and other assets										
(1) Investment securities	*2		**1,209,459**			934,504			1,118,115	
(2) Insurance reserve fund			**527,987**			1,048,735			500,464	
(3) Other			**1,852,955**			1,392,528			1,350,895	
Allowance for doubtful accounts			**-240,257**			-49,304			-61,474	
Total investment and other assets			**3,350,143**	**10.1**		3,326,463	15.6		2,908,000	12.9
Total fixed assets			**7,662,424**	**23.1**		5,644,815	26.6		5,277,073	23.4
Total assets			**33,220,401**	**100.0**		21,250,905	100.0		22,556,429	100.0

(Thousands of yen)

Category	Note No.	As of March 31, 2006		As of March 31, 2005		As of September 30, 2005	
		Amount	**%**	Amount	%	Amount	%
Liabilities							
I Current liabilities							
1 Notes payable and accounts payable trade		**396,656**		—		96,561	
2 Short-term borrowings	*1	**3,196,268**		2,932,936		2,758,168	
3 Current portion of long-term debt	*1	**1,275,568**		103,288		86,608	
4 Accounts payable-other		**2,662,412**		1,928,149		1,854,161	
5 Accrued expenses payable		**2,028,646**		1,900,329		1,798,741	
6 Income taxes payable		**893,846**		998,071		1,448,806	
7 Accrued bonuses		**964,427**		602,654		664,389	
8 Other current liabilities		**444,988**		469,702		309,647	
Total current liabilities		**11,862,811**	**35.7**	8,935,129	42.0	9,017,082	40.0
II Fixed liabilities							
1 Long-term debt	*1	**4,534,416**		209,984		172,200	
2 Allowance for employee retirement benefits		**367,221**		300,093		341,615	
3 Other fixed liabilities		**162,048**		123,161		147,285	
Total fixed liabilities		**5,063,685**	**15.3**	633,238	3.0	661,100	2.9
Total liabilities		**16,926,496**	**51.0**	9,568,366	45.0	9,678,182	42.9
Minority interests							
Minority interests		**2,624,245**	**7.9**	395,476	1.9	501,027	2.2
Shareholders' equity							
I Common stock		**3,464,100**	**10.4**	3,464,100	16.3	3,464,100	15.4
II Capital surplus		**3,073,807**	**9.2**	3,018,338	14.2	3,018,338	13.4
III Retained surplus		**7,038,304**	**21.2**	4,759,265	22.4	5,804,181	25.7
IV Net unrealized holding gains on securities		**265,299**	**0.8**	235,571	1.1	280,812	1.2
V Treasury stock		**-171,850**	**-0.5**	-190,212	-0.9	-190,212	-0.8
Total shareholder's equity		**13,669,660**	**41.1**	11,287,062	53.1	12,377,220	54.9
Total liabilities, minority interests and shareholders' equity		**33,220,401**	**100.0**	21,250,905	100.0	22,556,429	100.0

2) Consolidated Profit and Loss Statement for the First Half

(Thousands of yen)

Category	Note No.	**October 1, 2005 to March 31, 2006**			October 1, 2004 to March 31, 2005			October 1, 2004 to September 30, 2005		
		Amount		**%**	Amount		%	Amount		%
I Net sales			**42,480,630**	**100.0**		32,490,369	100.0		67,212,160	100.0
II Cost of sales			**30,622,280**	**72.1**		23,221,515	71.5		47,619,486	70.8
Gross profit			**11,858,350**	**27.9**		9,268,853	28.5		19,592,674	29.2
III Selling, general and administrative expenses	*1		**9,771,605**	**23.0**		7,293,801	22.4		15,032,364	22.4
Operating income			**2,086,745**	**4.9**		1,975,052	6.1		4,560,310	6.8
IV Non-operating income										
1 Interest income		**394**			414			516		
2 Rental income		**6,679**			6,992			14,618		
3 Profit on investment in silent partner		**—**			15,009			29,291		
4 Equity in earnings of affiliates		**37,208**			8,265			8,701		
5 Consulting income		**—**			18,000			18,000		
6 Other		**58,023**	**102,304**	**0.3**	65,905	114,585	0.3	145,824	216,950	0.3
V Non-operating expenses										
1 Interest expense		**23,749**			15,337			29,981		
2 Expenses related to listing on Stock Exchange		**22,519**			—			16,288		
3 New stock issue expenses		**18,936**			—			—		
4 Business commence expense		**47,567**			—			—		
5 Other		**56,246**	**169,016**	**0.4**	60,826	76,164	0.2	119,784	166,053	0.2
Ordinary income			**2,020,033**	**4.8**		2,013,473	6.2		4,611,206	6.9
VI Extraordinary income										
1 Gain on sale of fixed assets	*2	**—**			6			163		
2 Gain on sale of investment securities		**16,464**			38,411			38,411		
3 Gain on sale of affiliate stocks		**9,239**			—			—		
4 Reversal of allowances for doubtful accounts		**10,507**			14,963			3,528		
5 Gain on transfer of business	*3	**—**			6,616			6,616		
6 Gain on change in share-holding ratio		**422,790**	**459,000**	**1.1**	—	59,996	0.2	—	48,719	0.1
VII Extraordinary loss										
1 Loss on sales of fixed assets	*4	**133**			—			161		
2 Loss on disposal of fixed assets	*5	**19,602**			53,281			52,008		
3 Loss on valuation of investment securities		**—**			—			3,117		
4 Restructuring expense	*6	**—**			—			9,565		
5 Penalty	*7	**17,000**			—			—		
6 Loss on disposal of lease deposits		**29,415**			—			—		
7 Loss on insurance cancellation		**—**			1,263			57,833		
8 Allowance for officers' retirement benefits	*8	**140,000**			—			—		
9 Consolidated adjustable accounts		**—**	**206,150**	**0.5**	524,786	579,330	1.8	524,786	647,470	1.0
Income before income taxes and minority interests			**2,272,883**	**5.4**		1,494,139	4.6		4,012,455	6.0
Corporate, residential and enterprise taxes		**821,802**			939,425			2,109,752		
Corporate tax adjustment		**-105,968**	**715,834**	**1.7**	-79,981	859,444	2.7	-155,771	1,953,982	2.9
Minority interests (or loss)			**49,614**	**0.2**		68,021	0.2		173,572	0.3
Net income			**1,507,435**	**3.5**		566,674	1.7		1,884,902	2.8

3) Consolidated Retained Surplus Statement for the First Half

(Thousands of yen)

Category	Note No.	**October 1, 2005 to March 31, 2006**		October 1, 2004 to March 31, 2005		October 1, 2004 to September 30, 2005	
		Amount		Amount		Amount	
Capital surplus							
I Capital surplus at beginning of period			**3,018,338**		3,018,338		3,018,338
II Increase in capital surplus							
1 Gain on disposal of treasury stock		**55,469**	**55,469**	—	—	—	—
III Capital surplus at end of period			**3,073,807**		3,018,338		3,018,338
Retained surplus							
I Retained surplus at beginning of period			**5,804,181**		4,465,903		4,465,903
II Increase in retained surplus							
1 Current net income		**1,507,435**	**1,507,435**	566,674	566,674	1,884,902	1,884,902
III Decrease in retained surplus							
1 Dividends paid		**273,312**	**273,312**	273,312	273,312	546,624	546,624
IV Retained surplus at end of period			**7,038,304**		4,759,265		5,804,181

4) Consolidated Cash Flows Statement for the First Half

(Thousands of yen)

	Category	Note No.	**October 1, 2005 to March 31, 2006** Amount	October 1, 2004 to March 31, 2005 Amount	October 1, 2004 to September 30, 2005 Amount
I	Cash flows from operating activities				
1	Income before income taxes and minority interests		**2,272,883**	1,494,139	4,012,455
2	Depreciation and amortization		**308,011**	169,514	396,123
3	Increase (decrease) in allowance for doubtful accounts		**77,304**	-9,344	43,714
4	Increase in allowance for bonuses		**76,714**	62,091	123,826
5	Increase in allowance for employee retirement benefits		**27,205**	29,185	61,823
6	Interest and dividend income		**-7,654**	-7,524	-7,763
7	Interest expenses		**23,749**	15,337	29,981
8	Gain on sale of fixed assets		—	-6	-163
9	Loss on sale of fixed assets		**133**	—	161
10	Loss on disposal of fixed assets		**19,602**	53,281	52,008
11	Profit on investment in anonymous partnerships		—	-15,009	-29,291
12	Credit losses		**4,248**	—	3,249
13	Gain from sales of investment securities		**-16,464**	-38,411	-38,411
14	Gain on sale of affiliate stocks		**-9,239**	—	—
15	Loss on valuation of investment securities		—	—	3,117
16	New stock issue expenses		**18,936**	—	—
17	Gain on transfer of business		—	-6,616	-6,616
18	Restructuring expense		—	—	9,565
19	Amortization of goodwill		**6,743**	4,259	7,859
20	Amortization of consolidated adjustment accounts		**44,697**	550,663	550,663
21	Equity in earnings of affiliates		**-37,208**	-8,265	-8,701
22	Gain on change in share-holding ratio		**-422,790**	—	—
23	Increase in trade receivable		**-2,108,545**	-1,407,146	-1,549,354
24	Increase (decrease) in inventories		**239,918**	-25,705	-9,412
25	Increase (decrease) in trade payable		**972,467**	47,107	-289,572
26	Increase (decrease) in insurance reserve fund		**-27,524**	46,114	594,386
27	Other		**90,901**	-281,627	-1,056,855
	Subtotal		**1,554,088**	672,038	2,892,791
28	Interest and dividend received		**7,649**	7,524	7,763
29	Interest paid		**-22,869**	-15,212	-29,935
30	Income taxes paid		**-1,349,837**	-659,346	-1,407,202
	Cash flows from operating activities		**189,032**	5,004	1,463,416

(Thousands of yen)

	Category	Note No.	October 1, 2005 to March 31, 2006 Amount	October 1, 2004 to March 31, 2005 Amount	October 1, 2004 to September 30, 2005 Amount
II	Cash flows from investing activities				
1	Purchase of time deposits		**-6,001**	-6,003	-11,403
2	Proceeds from refund of time deposits		—	14,013	14,213
3	Purchase of tangible fixed assets		**-204,162**	-238,377	-383,899
4	Proceeds from sales of tangible fixed assets		**306**	143	1,427
5	Purchase of intangible fixed assets		**-333,848**	-60,999	-191,995
6	Proceeds from transfer of business		—	—	26,024
7	Purchase of investment securities		**-247**	-12,000	-122,000
8	Proceeds from sales of investment securities		**31,944**	25,356	43,313
9	Proceeds from collection on equity in investment securities		**13,383**	—	—
10	Advanced for loans receivable		**-32,299**	-203,850	-206,820
11	Collection on loans receivable		**57,644**	2,392	5,191
12	Payment for the acquisition of shares in subsidiary		**-15,000**	—	—
13	Proceeds from the sales of the shares of newly consolidated subsidiaries subject to change in scope of consolidation (minus means payments)	*3	**-1,902**	10,000	10,000
14	Proceeds from the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation (minus means payments)	*2	**131,971**	-421,787	-421,787
15	Other		**32,439**	—	—
	Net cash provided by (used in) investing activities		**-325,772**	-891,112	-1,237,735
III	Cash flows from financing activities				
1	Increase (decrease) in short-term borrowings		**134,600**	660,301	485,533
2	Proceeds from long-term debt		**6,000,000**	—	—
3	Repayments of long-term debt		**-448,824**	-83,414	-137,878
4	Expenditure on redemption of corporate bonds		**-300,000**	—	—
5	Proceeds from disposal of treasury stock (executing the subscription rights)		**73,830**	—	—
6	Proceeds from payment by minority shareholders		**775,152**	—	—
7	Payments of dividends		**-272,224**	-272,466	-545,338
8	Payments of dividends to minority shareholders		**-8,000**	-8,000	-8,000
9	Other		**-13,386**	-11,959	-12,394
	Net cash provided by (used in) financing activities		**5,941,148**	284,462	-218,078
IV	Exchange gain/loss on cash and cash equivalents		**-84**	8	-7
V	Net increase (decrease) in cash and cash equivalents		**5,804,324**	-601,639	7,597
VI	Cash and cash equivalents at beginning of period		**6,096,592**	6,088,995	6,088,995
VII	Cash and cash equivalents at end of period	*1	**11,900,916**	5,487,356	6,096,592

Significant Accounting Policies in the Preparation of the First Half Financial Statements

Item	Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
1. Matters concerning the scope of consolidation	Consolidated subsidiaries: 15 (Names of major consolidated subsidiaries, etc.) Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Apayours Co., Ltd. Fullcast Finance Co., Ltd. Amusecast Co., Ltd. Asia Pacific System Research Co., Ltd. Fullcast HR Institute Co., Ltd. Fullcast Glowing School Co., Ltd. Best Staff Co., Ltd. Casting Bank Co., Ltd. Topspot Co., Ltd. One Day Job Style Co., Ltd. Neo Partners Co., Ltd. During the consolidated first half in review, Fullcast Office Support Co., Ltd. and Human Resources Institute Inc. merged as of October 1, 2005. The name of the surviving company was changed to Fullcast HR Institute Co., Ltd. Asia Pacific System Research Co., Ltd. (Aspac) became a subsidiary of the parent company through stock acquisition on October 3, 2005 and is included in the consolidation for the period in review. F・C・I Co., Ltd., Casting Bank Co., Ltd., Topspot Co., Ltd., One Day Job Style Co., Ltd., and Neo Partners Co., Ltd. were newly formed as of October 26, 2005 and are included in the scope of consolidation. The trade name of F.C.I. Co., Ltd. was changed to Best Staff Co., Ltd. as of January 1, 2006. Fullcast sold all the shares in Fullcast Telemarketing Co., Ltd. on February 28, 2006; thus, Fullcast Telemarketing was excluded from the scope of consolidation effective as of the same day.	Consolidated subsidiaries: 11 (Names of major consolidated subsidiaries, etc.) Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Apayours Co., Ltd. Fullcast Telemarketing Co., Ltd. Fullcast Finance Co., Ltd. Amuse Cast Co., Ltd. Human Resources Research Institute, Inc. HR Business Academy, Inc. Fullcast Finance Co., Ltd. was newly formed as of October 1, 2004 in first half of the current fiscal year, it is included in the scope of consolidation. Since Amuse Cast Co., Ltd. has become a fully consolidated subsidiary through stock acquisition as of October 1, 2004 in the first half of the current fiscal year, it is included in the scope of consolidation from the same day being taken as the reference date. Human Resources Research Institute, Inc. and HR Business Academy, Inc. became a wholly owned subsidiary of the parent company through stock acquisition on January 27, 2005 and are included in the consolidation for the period in review. Since the deemed date of acquisition is the end of the first half of the consolidated fiscal year in review, only the balance sheet is consolidated for the period in review.	Consolidated subsidiaries: 11 (Names of major consolidated subsidiaries, etc.) Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Apayours Co., Ltd. Fullcast Telemarketing Co., Ltd. Fullcast Finance Co., Ltd. Amuse Cast Co., Ltd. Human Resources Research Institute, Inc. HR Business Academy, Inc. Fullcast Finance Co., Ltd. was newly formed as of October 1, 2004 in the current fiscal year, it is included in the scope of consolidation. Since Amuse Cast Co., Ltd. has become a fully consolidated subsidiary through stock acquisition as of October 1, 2004 in the first half of the current fiscal year, it is included in the scope of consolidation from the same day being taken as the reference date. Human Resources Research Institute, Inc. and HR Business Academy, Inc. became a wholly owned subsidiary of the parent company through stock acquisition on January 27, 2005 and are included in the consolidation for the period in review as the deemed date of acquisition is the end of the first half of the consolidated fiscal year in review.

Item	Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
	The trade name of HR Business Academy, Inc. was changed to Fullcast Glowing School Co., Ltd. as of March 22, 2006. Unconsolidated subsidiary: 1 (Names of major unconsolidated subsidiaries, etc.) Fullcast Partners Co., Ltd. The unconsolidated subsidiary is excluded from the scope of consolidation because it has halted business activities and its influence on the Company's total assets, net sales, first-half net income and loss, retained surplus, and others is minor.	———	Unconsolidated subsidiary: 1 (Names of major unconsolidated subsidiaries, etc.) Fullcast Partners Co., Ltd. The unconsolidated subsidiary is excluded from the scope of consolidation because the control is temporary at the time of its start-up.
2.Matters concerning the application of the equity method	(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method. Neo Career Inc. (2) Of those unconsolidated subsidiaries and affiliates to which the equity method is not applied, the name of the main affiliate is as follows: Fullcast Partners Co., Ltd. Arbeit.jp, Inc. ICS Institute Co., Ltd. The affiliates are not accounted for by the equity method because the impact on consolidated net profit/loss, consolidated retained earnings, etc. is minimal and the overall importance is minor for the first half of the consolidated fiscal year in review.	(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method. Neo Career Inc. (2) Of those affiliates to which the equity method is not applied, the name of the main affiliate is as follows: Arbeit.jp, Inc. The affiliates are not accounted for by the equity method because the impact on consolidated net profit/loss, consolidated retained earnings, etc. is minimal and the overall importance is minor for the first half of the consolidated fiscal year in review.	(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method. Neo Career Inc. (2) Of those unconsolidated subsidiaries and affiliates to which the equity method is not applied, the name of the main affiliate is as follows: Fullcast Partners Co., Ltd. Arbeit.jp, Inc. The affiliates are not accounted for by the equity method because the impact on consolidated net profit/loss, consolidated retained earnings, etc. is minimal and the overall importance is minor for the first half of the consolidated fiscal year in review.
3. First half (fiscal year) accounting period of consolidated subsidiaries	The Company's consolidated subsidiary whose date of interim account settlement does not coincide with that of consolidated interim account settlement of the Company's is as follows: Company | Date of interim account settlement Asia Pacific System Research Co., Ltd. | September 30	The Company's consolidated subsidiaries whose date of interim account settlement do not coincide with those of consolidated interim account settlement of the Company's are as follows: Company | Date of interim account settlement Human Resources Research, Inc. | September 30 HR Business Academy, Inc. | September 30	The fiscal year balance sheet dates of the consolidated subsidiaries are the same as the balance sheet date of the Company. The account settlement dates of Human Resources Research Institute, Inc. and HR Business Academy, Inc. have been changed from March 31 to September 30 since the consolidated fiscal year.

Item	Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
	As of the date of consolidated interim account settlement the operating results are based on financial statements of the aforementioned company as of the date of interim account settlement. The date of interim account settlement of the other Company's consolidated subsidiaries coincides with that of consolidated interim account settlement of the Company's.	As of the date of consolidated interim account settlement the operating results are based on financial statements of the aforementioned two companies as of their date of interim account settlement. The date of interim account settlement of the other Company's consolidated subsidiaries coincides with that of consolidated interim account settlement of the Company's.	
4. Matters concerning significant accounting policies	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the first half balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) *Securities without market quotations* Securities without market quotations are stated at cost, cost being determined by the weighted-average method. Investments in an investment limited partnership or a similar partnership (those deemed securities in accordance with Paragraph 2, Article 2 of the Securities Exchange Law) are handled based on the latest obtainable financial statements according to the date of reporting financial statements stipulated under a partnership agreement and by incorporating an amount equivalent to equities on a net basis. b. Derivatives Market value method.	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Same as on the left. *Securities without market quotations* Securities without market quotations are stated at cost, cost being determined by the weighted-average method. b. Derivatives Same as on the left.	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the fiscal year balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) *Securities without market quotations* Same as on the left. b. Derivatives Same as on the left.

Item	Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
	c. Inventories *Products, raw materials and supplies* They are stated at cost determined primarily by the first-in-first-out method. *Work in processes and products* They are stated at cost, cost being determined by the specific identification method	c. Inventories *Raw materials and supplies* Same as on the left. *Work in process* Same as on the left.	c. Inventories *Products, raw materials and supplies* Same as on the left. *Work in process* Same as on the left.
	(2) Depreciation method for major depreciable assets	(2) Depreciation method for major depreciable assets	(2) Depreciation method for major depreciable assets
	a. Tangible fixed assets Declining-balance method Depreciation on buildings (excluding furniture and fixtures) acquired on or after April 1, 1998 is computed using the straight-line method. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-10 years Furniture and fixtures 2-20 years	a. Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-10 years Furniture and fixtures 3-20 years	a. Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-10 years Furniture and fixtures 3-20 years
	b. Intangible fixed assets Straight-line method The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method. As for software intended for commercial use, whichever larger amount is given, amortized value mainly based upon estimated sales over an expected effective life of 3 years, or equated amortized value based upon the remaining marketable life.	b. Intangible fixed assets Straight-line method The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method. As for software intended for commercial use, whichever larger amount is given, amortized value based upon estimated sales over an expected effective life of 3 years, or equated amortized value based upon the remaining marketable life.	b. Intangible fixed assets Same as on the left.
	(3) Deferred assets *New stock issue expenses* Expensed as accrued. *Establishment expense* Expensed as accrued. *Business commence expense* Expensed as accrued.	(3) Deferred assets ―――――	(3) Deferred assets ―――――

Item	Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
	(4) Recognition of significant allowances a. Allowance for doubtful accounts To prepare for credit losses on accounts receivable and loans receivable etc., allowances equal to the estimated amount of uncollectible receivables are provided for general receivables based on the historical write-off ratio, and bad receivables based on case-by-case determination of collectibility. b. Accrued bonuses As a means of providing for bonus obligations, the Company designates the reserve account of the estimated amount based on the actual bonus expense for the current consolidated first half. c. Allowance for employee retirement benefits To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provide an allowance in the amount deemed to have accrued at the end of the first half based on projected benefit obligations and pension assets at the end of the first half. Actuarial differences are primarily amortized in the fiscal year in which they are recognized. (5) Translation of significant foreign currency-denominated assets and liabilities Foreign currency-denominated monetary assets and liabilities are translated into yen at the exchange rate in effect on the first half balance sheet date. Translation gain or loss is accounted as profit or loss.	(4) Recognition of significant allowances a. Allowance for doubtful accounts Same as on the left. b. Accrued bonuses Same as on the left. c. Allowance for employee retirement benefits Same as on the left. (5) Translation of significant foreign currency-denominated assets and liabilities Same as on the left.	(4) Recognition of significant allowances a. Allowance for doubtful accounts Same as on the left. b. Accrued bonuses As a means of providing for bonus obligations, the Company designates the reserve account of the estimated amount based on the actual bonus expense for the current consolidated fiscal year. c. Allowance for employee retirement benefits To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provide an allowance in the amount deemed to have accrued at the end of the fiscal year based on projected benefit obligations and pension assets at the end of the fiscal year. Actuarial differences are primarily amortized in the fiscal year in which they are recognized. (5) Translation of significant foreign currency-denominated assets and liabilities Foreign currency-denominated monetary assets and liabilities are translated into yen at the exchange rate in effect on the fiscal year balance sheet date. Translation gain or loss is accounted as profit or loss.

Item	Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
	(6) Accounting for leases Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to ordinary operating leases.	(6) Accounting for leases Same as on the left.	(6) Accounting for leases Same as on the left.
	(7) Accounting for major hedges	(7) Accounting for major hedges	(7) Accounting for major hedges
	a. Hedge accounting method The company applies the deferred accounting method. Interest rate swap transactions that qualify for special treatment under Note 14 of the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments" are accounted for by the short-cut method.	a. Hedge accounting method Same as on the left.	a. Hedge accounting method Same as on the left.
	b. Hedge method and transactions The hedge method and risk hedge are as follows: *Hedge method:* Interest rate swap *Risk hedged:* Interests on borrowings	b. Hedge method and transactions Same as on the left.	b. Hedge method and transactions Same as on the left.
	c. Hedging policy The Company uses hedge transactions to reduce interest rate risk. The responsible division executes all the derivative transactions the company enters into. Internal audit executive checks the procedures and ascertains the adequacy of individual derivative transactions.	c. Hedging policy Same as on the left.	c. Hedging policy Same as on the left.
	d. Evaluation of hedge effectiveness *Interest rate swap transactions* The Company evaluates hedge effectiveness of individual hedge transactions at the end of consolidated fiscal year (including interim periods). However, the Company automatically assumes that the hedge will be highly effective for any transaction where important terms and conditions such as interest rate and period are identical between hedging instruments and hedged items.	d. Evaluation of hedge effectiveness *Interest rate swap transactions* Same as on the left.	d. Evaluation of hedge effectiveness *Interest rate swap transactions* Same as on the left.

Item	Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
	(8) Other significant accounting policies in the preparation of consolidated first half financial statements *Accounting for consumption taxes* All amounts stated are exclusive of national consumption tax and local consumption tax.	(8) Other significant accounting policies in the preparation of consolidated first half financial statements *Accounting for consumption taxes* Same as on the left.	(8) Other significant accounting policies in the preparation of consolidated fiscal year financial statements *Accounting for consumption taxes* Same as on the left.
5. Scope of cash and cash equivalents on first half consolidated cash flows statements	For the purpose of first half consolidated cash flows statements, cash and cash equivalents consists of vault cash, deposits that can be withdrawn on demand, and short-term investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of change in value.	Same as on the left.	Same as on the left.

Changes in Significant Accounting Policies in the Preparation of the First Half Financial Statements

Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
(Accounting Standards Regarding the Impairment Loss on Fixed Assets) The accounting standards regarding the impairment loss on fixed assets ("Opinion Concerning Setting of Accounting Standards for the Impairment Loss on Fixed Assets" (Business Accounting Council, August 9, 2002) and "Guidelines for Application of Accounting Standards for the Impairment Loss on Fixed Assets" (Guidelines for Application of Business Accounting Standards No. 6, October 31, 2003) have been applied as from this consolidated first half. There are no effects on profit and loss for the first half in review.	————	————

Reclassifications

Item	October 1, 2005 – March 31, 2006	October 1, 2004 – March 31, 2005
Notes payable and accounts payable trade	"Notes payable and accounts payable trade," reported as a component of "Other" in current liabilities in the end of the first half of the previous consolidated fiscal year, is reclassified and listed separately as from the end of the first half of the current consolidated fiscal year, given that the amount of "Notes payable and accounts payable trade" exceeds 1% of the total of liabilities, minority interest and capital. The "Notes payable and accounts payable trade" for the end of the first half of the previous consolidated fiscal year was 88,254 thousand yen.	————

Supplementary Information

October 1, 2005 – March 31, 2006	October 1, 2004 – March 31, 2005	October 1, 2004 – September 30, 2005
————————	With the promulgation of the Law for Partial Revision of the Local Taxation Law and Other (2003, Law No. 9) on March 31, 2003 and the introduction of the pro forma standard taxation as from a business year beginning on April 1, 2004 or later, in accordance with the "practical handling of representation of the part pertaining to the pro forma standard taxation under enterprise tax on corporation in the income statement" (Practical Guidance for Accounting for Research and Development Costs, etc., Report No. 12, Business Accounting Deliberation Council, February 13, 2004), value-added allocation and capital allocation are reported as a component of "Selling, general and administrative expenses" as from the first half of the consolidated fiscal year in review. Due to this change, selling, general and administrative expenses increased 44,525 thousand yen, while operating income, ordinary income and net income before taxes for the current interim fell 44,525 thousand yen.	With the promulgation of the Law for Partial Revision of the Local Taxation Law and Other (2003, Law No. 9) on March 31, 2003 and the introduction of the pro forma standard taxation as from a business year beginning on April 1, 2004 or later, in accordance with the "practical handling of representation of the part pertaining to the pro forma standard taxation under enterprise tax on corporation in the income statement" (Practical Guidance for Accounting for Research and Development Costs, etc., Report No. 12, Business Accounting Deliberation Council, February 13, 2004), value-added allocation and capital allocation are reported as a component of "Selling, general and administrative expenses" as from the first half of the consolidated fiscal year in review. Due to this change, selling, general and administrative expenses increased 87,023 thousand yen, while operating income, ordinary income and net income before taxes for the current fiscal year fell 87,023 thousand yen.

Notes on Financial Statements for the First Half

Notes on Consolidated Balance Sheet for the First Half

(Thousands of yen)

As of March 31, 2006	As of March 31, 2005	As of September 30, 2005
*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings 162,988 Land 56,180 Total 219,168 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 500,000 Long-term debt 1,421,604 [Current portion of long-term debt] [310,008] Total 1,921,604	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings 227,838 Land 606,469 Total 834,307 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 1,750,000 Long-term debt 285,552 [Current portion of long-term debt] [75,568] Total 2,035,552	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings 222,900 Land 606,469 Total 829,369 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 1,450,000 Long-term debt 247,768 [Current portion of long-term debt] [75,568] Total 1,697,768
*2. ――――――	*2. ――――――	*2. Non-consolidated subsidiary and affiliate stock includes the following: Investment securities 132,246
3. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows: Loan commitment 1,120,060 Lending 889,341 Balance 230,719	3. ――――――	3. ――――――
4. The Company and two of its consolidated subsidiaries signed an agreement for overdraft with 10 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of the consolidated first half is as follows: Limit of overdraft 12,550,000 Amount borrowed 3,049,468 Balance 9,500,532	4. The Company and one of its consolidated subsidiaries signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of the consolidated first half is as follows: Limit of overdraft 12,150,000 Amount borrowed 2,932,936 Balance 9,217,064	4. The Company and one of its consolidated subsidiaries signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows: Limit of overdraft 12,250,000 Amount borrowed 2,633,068 Balance 9,616,932

Notes on Consolidated Profit and Loss Statement for the First Half

(Thousands of yen)

Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004– Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
*1. Significant components of selling, general and administrative expenses Salaries and wages 2,410,000 Miscellaneous wages 1,361,272 Legal welfare 404,950 Provision of accrued bonuses 421,082 Retirement benefit expenses 76,157 Communications expenses 392,396 Advertisement and sales promotion 389,002 Travel and transportation 400,886 Rents 844,469 Depreciation and amortization 260,301 Recruitment expense 1,016,458 Provision of allowance for doubtful accounts 71,392 Amortization of consolidated adjustment accounts 44,697	*1. Significant components of selling, general and administrative expenses Salaries and wages 1,930,094 Miscellaneous wages 1,177,346 Legal welfare 323,834 Provision of accrued bonuses 325,854 Retirement benefit expenses 73,706 Communications expenses 350,532 Advertisement and sales promotion 76,574 Travel and transportation 347,849 Rents 662,546 Depreciation and amortization 148,736 Recruitment expense 602,563 Provision of allowance for doubtful accounts 14,487	*1. Significant components of selling, general and administrative expenses Salaries and wages 4,390,166 Miscellaneous wages 2,301,125 Legal welfare 693,155 Provision of accrued bonuses 343,893 Retirement benefit expenses 152,285 Communications expenses 725,666 Advertisement and sales promotion 275,211 Travel and transportation 699,054 Rents 1,426,124 Depreciation and amortization 371,040 Recruitment expense 1,098,736 Provision of allowance for doubtful accounts 62,135 Amortization of consolidated adjustment accounts 25,877
*2. ――――――	*2. Significant components of gain on sale of fixed assets Furniture and fixtures 6	*2. Significant components of gain on sale of fixed assets Machinery and vehicles 73 Furniture and fixtures 90 Total 163
*3. ――――――	*3. Gain on sale of business resulted from the sale of the process board business department and personnel expenses and others expected to incur as software, unamortized balance of business rights and business are transferred were deducted.	*3. Gain on sale of business resulted from the sale of the process board business department and personnel expenses and others expected to incur as software, unamortized balance of business rights and business are transferred were deducted.
*4. Significant components of loss on sales of fixed assets Furniture and fixtures 133	*4. ――――――	*4. Significant components of loss on sales of fixed assets Machinery and vehicles 161
*5. Significant components of loss on disposal of fixed assets Machinery and vehicles 407 Furniture and fixtures 2,420 Software 16,776 Total 19,602	*5. Significant components of loss on disposal of fixed assets Buildings and structures 843 Machinery and vehicles 373 Furniture and fixtures 1,684 Software 50,381 Total 53,281	*5. Significant components of loss on disposal of fixed assets Buildings and structures 2,104 Machinery and vehicles 673 Furniture and fixtures 2,909 Software 46,322 Total 52,008
*6. ――――――	*6. ――――――	*6. Restructuring expenses are in connection with the loss incurred in partial curtailment of the outsourced software development business, mainly, in the sales of software and other products.
*7. Penalty on a change in the contract period of management consignment contract.	*7. ――――――	*7. ――――――
*8. The allowance for officers' retirement benefits is the amount of benefits resolved to be paid at the annual shareholders' meeting of Asia Pacific System Research Co., Ltd., one of Fullcast's consolidated subsidiaries, held on June 29, 2005 as its founder resigned from his post.	*8. ――――――	*8. ――――――

Notes on Consolidated Cash Flows Statement for the First Half

(Thousands of yen)

Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004– Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
*1. Reconciliation of the first half consolidated balance sheet items to cash and cash equivalents in the first half consolidated cash flows statements	*1. Reconciliation of the first half consolidated balance sheet items to cash and cash equivalents in the first half consolidated cash flows statements	*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements
Cash and deposits 11,948,119	Cash and deposits 5,497,357	Cash and deposits 6,111,794
Fixed deposits with original maturities of over 3 months -47,203	Fixed deposits with original maturities of over 3 months -10,001	Fixed deposits with original maturities of over 3 months -15,202
Cash and cash equivalents 11,900,916	Cash and cash equivalents 5,487,356	Cash and cash equivalents 6,096,592

Oct. 1, 2005 – Mar. 31, 2006

*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary

The following shows a breakdown of assets and liabilities at the start of consolidation of newly established and consolidated Asia Pacific System Research Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the stock.

Current assets	5,509,986
Fixed assets	585,957
Consolidation adjustments	1,351,930
Current liabilities	1,058,864
Fixed liabilities	353,053
Minority interest	1,752,762
Acquisition price of the company's shares	4,283,194
Cash and cash equivalents held by the company	-4,415,164
Net expenditure for acquisition of the company (minus indicates proceeds)	-131,971

Oct. 1, 2004– Mar. 31, 2005

*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary

The following shows a breakdown of assets and liabilities at the start of consolidation of newly established and consolidated Fullcast Finance Co., Ltd. and the relation with net expenditure for acquisition of the stock.

Cash and cash equivalents held by the company	-10,000
Net expenditure for acquisition of the company (minus indicates proceeds)	-10,000

The following shows a breakdown of assets and liabilities at the start of consolidation of Amusecast Co., Ltd. through stock transfer and the relation with net expenditure for acquisition of the company.

Current assets	108,249
Fixed assets	6,924
Consolidation adjustments	25,877
Current liabilities	60,000
Acquisition price of the company's shares	81,050
Cash and cash equivalents held by the company	-63,799
Net expenditure for acquisition of the company	17,251

Oct. 1, 2004 – Sep. 30, 2005

*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary

The following shows a breakdown of assets and liabilities at the start of consolidation of newly established and consolidated Fullcast Finance Co., Ltd. and the relation with net expenditure for acquisition of the stock.

Cash and cash equivalents held by the company	-10,000
Net expenditure for acquisition of the company (minus indicates proceeds)	-10,000

The following shows a breakdown of assets and liabilities at the start of consolidation of Amusecast Co., Ltd. through stock transfer and the relation with net expenditure for acquisition of the company.

Current assets	108,249
Fixed assets	6,924
Consolidation adjustments	25,877
Current liabilities	60,000
Acquisition price of the company's shares	81,050
Cash and cash equivalents held by the company	-63,799
Net expenditure for acquisition of the company	17,251

(Thousands of yen)

Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004– Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
	The following shows a breakdown of assets and liabilities at the start of consolidation of Human Resources Research Institute, Inc. and HR Business Academy, Inc. through stock acquisition and the relation with net expenditure for acquisition of the company. Current assets 681,408 Fixed assets 111,540 Consolidation adjustments 524,786 Current liabilities 554,574 Fixed liabilities 1,068 Acquisition price of the company's shares 762,092 Cash and cash equivalents held by the company -357,556 Net expenditure for acquisition of the company 404,536	The following shows a breakdown of assets and liabilities at the start of consolidation of Human Resources Research Institute, Inc. and HR Business Academy, Inc. through stock acquisition and the relation with net expenditure for acquisition of the company. Current assets 681,408 Fixed assets 111,540 Consolidation adjustments 524,786 Current liabilities 554,574 Fixed liabilities 1,068 Acquisition price of the company's shares 762,092 Cash and cash equivalents held by the company -357,556 Net expenditure for acquisition of the company 404,536
*3. Outline of assets and liabilities of the subsidiary excluded from the scope of consolidation on sale of stock The following shows a breakdown of assets and liabilities at the exclusion of consolidation of Fullcast Telemarketing Co., Ltd. through stock sales and the relation with net income for acquisition of the company. Current assets 137,861 Fixed assets 39,350 Current liabilities 105,328 Minority interest 35,223 Gain on sale of subsidiaries 9,239 Sales price of the company's shares 45,900 Cash and cash equivalents held by the company -47,802 Net expenditure for sales of the company -1,902	*3. ————	*3. ————

Securities

First half of the current consolidated fiscal year (as of March 31, 2006)

Securities

1. Securities with market quotations

Other securities

(Thousands of yen)

Category	As of March 31, 2006		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	420,407	878,453	458,046
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Total	420,407	878,453	458,046

2. Securities without market quotations

(Thousands of yen)

	Carrying value
(1) Subsidiary stocks and affiliate stocks	
Subsidiary stocks	100,000
Affiliate stocks	73,055
(2) Other securities	
Non-listed stocks	101,040
Investment in partner and others	56,911

First half of the previous consolidated fiscal year (as of March 31, 2005)

Securities

1. Securities with market quotations

Other securities

(Thousands of yen)

Category	As of March 31, 2005		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	422,928	820,180	397,252
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Total	422,928	820,180	397,252

2. Securities without market quotations

(Thousands of yen)

	Carrying value
(1) Subsidiary stocks and affiliate stocks	
Affiliate stocks	19,811
(2) Other securities	
Non-listed stocks	94,513

Previous consolidated fiscal year (As of September 30, 2005)

Securities

1. Securities with market quotations

Other securities

(Thousands of yen)

Category	As of September 30, 2005		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	422,928	896,473	473,545
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Total	422,928	896,473	473,545

2. Securities without market quotations

(Thousands of yen)

	Carrying value
(1) Subsidiary stocks and affiliate stocks	
Subsidiary stocks	100,000
Affiliate stock	32,246
(2) Other securities	
Non-listed stocks	89,396

Note: The amount after adjustment for impairment is given in "Equity securities" on the consolidated balance sheet.
The amount of impairment was 3,117 thousand yen.

Segment Information

(1) Information on the business segments

Current consolidated first half (October 1, 2005 – March 31, 2006)

(Thousands of yen)

	Spot Business	Office Business	Factory Business	Technology Business	Other Businesses	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales								
(1) Sales to external customers	23,637,462	3,064,562	7,755,224	7,700,784	322,598	42,480,630	—	42,480,630
(2) Inter-segment sales or transfers	342,676	215,102	11,772	22,782	22,864	615,197	-615,197	—
Total	23,980,138	3,279,664	7,766,996	7,723,566	345,463	43,095,827	-615,197	42,480,630
Operating expenses	22,146,226	3,222,474	7,519,964	7,273,899	365,746	40,528,309	-134,425	40,393,885
Operating income or loss	1,833,912	57,190	247,032	449,666	-20,283	2,567,518	-480,772	2,086,745

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Office Business: Clerical work contracting, clerical manpower dispatching, call center management business
   (3) Factory Business: Contracted-out services for production line work, staffing services for production line work
   (4) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (5) Other Businesses: Agency services for professional athletes, restaurant and bar management, etc.
3. Of the operating expenses during the consolidated first half accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 516,404 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.
4. Change of the business segments
   Due to a realignment of the Group business activities, Fullcast discloses its results of operations according to the aforementioned Note 2. "Business segments" as from the consolidated first half in review. The human resources contracting of clerical workers, which made up the Spot Business segment, and call center operations, which had been included in Other Business, in the September 2005 fiscal year, are provided in the Office Business segment.
   Segment information for the consolidated first half of the previous fiscal year would have been as follows, if business segment under the current consolidated first half had been applied.

Previous consolidated first half (October 1, 2004 – March 31, 2005)

(Thousands of yen)

	Spot Business	Office Business	Factory Business	Technology Business	Other Businesses	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales								
(1) Sales to external customers	19,787,419	1,816,382	7,128,979	3,535,567	222,021	32,490,369	—	32,490,369
(2) Inter-segment sales or transfers	336,844	113,090	8,673	1,402	3,304	463,313	-463,313	—
Total	20,124,262	1,929,472	7,137,653	3,536,969	225,325	32,953,681	-463,313	32,490,369
Operating expenses	18,549,704	1,766,254	6,859,137	3,355,664	244,418	30,775,178	-259,862	30,515,316
Operating income or loss	1,574,558	163,217	278,516	181,305	-19,093	2,178,503	-203,451	1,975,052

Previous consolidated first half (October 1, 2004 – March 31, 2005)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Businesses	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales							
(1) Sales to external customers	21,309,201	7,128,979	3,535,567	516,620	32,490,369	—	32,490,369
(2) Inter-segment sales or transfers	175,587	8,673	1,402	3,304	188,966	-188,966	—
Total	21,484,788	7,137,653	3,536,969	519,925	32,679,335	-188,966	32,490,369
Operating expenses	19,772,422	6,859,137	3,355,664	512,700	30,499,923	15,393	30,515,316
Operating income or loss	1,712,366	278,516	181,305	7,225	2,179,411	-204,359	1,975,052

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Contracted-out services for production line work, staffing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Businesses: Agency services for professional athletes, restaurant and bar management, call center management business, etc.
3. Of the operating expenses during the consolidated first half accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 239,531 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Previous consolidated fiscal year (October 1, 2004 – September 30, 2005)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales							
(1) Sales to external customers	44,102,597	13,787,165	7,707,019	1,615,379	67,212,160	—	67,212,160
(2) Inter-segment sales or transfers	471,465	20,252	16,145	89,643	597,505	-597,505	—
Total	44,574,061	13,807,417	7,723,164	1,705,022	67,809,665	-597,505	67,212,160
Operating expenses	40,774,134	13,252,308	7,093,797	1,494,127	62,614,367	37,484	62,651,850
Operating income or loss	3,799,927	555,109	629,367	210,895	5,195,298	-634,989	4,560,310

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Contracted-out services for production line work, staffing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Businesses: Agency services for professional athletes, restaurant and bar management, call center management business, etc.
3. Of the operating expenses during the consolidated accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 699,130 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Geographic segment information

Geographical segment information is not presented since the Company did not have consolidated subsidiaries or branches offices in other areas or regions than Japan in the current consolidated first half, the previous-year consolidated first half and the previous consolidated fiscal year.

Overseas sales

Overseas sales are not presented since they represent less than 10% of total consolidated net sales in the current consolidated first half, the previous-year consolidated first half and the previous consolidated fiscal year.

Per Share Information

Oct. 1, 2005 - Mar. 31, 2006	Oct. 1, 2004 - Mar. 31, 2005	Oct. 1, 2004 - Sep. 30, 2005
Shareholders' equity per share ¥49,968.05	Shareholders' equity per share ¥41,297.35	Shareholders' equity per share ¥45,286.05
Net income per share (basic) in first half ¥5,514.25	Net income per share (basic) in 1st half ¥2,073.36	Net income per share (basic) ¥6,896.52
Net income per share (diluted) in first half ¥5,502.02	Diluted net income per share for the first half is not reported since there is no outstanding potential stock.	Diluted net income per share for the current fiscal year is not reported since there is no outstanding potential stock.

Notes:

1. The following is the base to calculate the net income per share for the first half and diluted net income per share for the first half.

(Thousands of yen)

Item	Oct. 1, 2005 - Mar. 31, 2006	Oct. 1, 2004 - Mar. 31, 2005	Oct. 1, 2004 - Sep. 30, 2005
Net income	1,507,435	566,674	1,884,902
Net income (basic)	1,507,435	566,674	1,884,902
Net income not available to common stock	–	–	–
Average number of common stock outstanding during the period	273,370 shares	273,312 shares	273,312 shares
Net income adjustment for the first half	–	–	–
Major breakdown of increased shares in common stocks used to calculate diluted net income per share for the first half Stock acquisition rights	607 shares	–	–
Increase in common shares	607 shares	–	–
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilative effect.	–	Stock options pursuant to the resolution of the general shareholders' meeting held on December 19, 2003. (Number of share acquisition rights to be issued: 2,229)	Same as on the left.

Subsequent Events

Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004– Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
1 Acquisition of stock We acquired shares in Japanese security firm Nihon Sogo Security Guard Co., Ltd. (NISSOKEI), as decided in the board of directors' meeting held on March 20, 2006. Upon stock acquisition, the Group intends to step up the security business and expand our service menu in an effort to further increase its values as a comprehensive outsourced human resources service provider. (1) Summary of the company (As of March 31, 2006) 1) Trade name Nihon Sogo Security Guard Co., Ltd. 2) Representative Yoshinori Kawano 3) Head office Shinjuku Ward, Tokyo 4) Business activities Security/guard business 5) Capital 80,000 thousand yen (2) Details of stock acquisition 1) Stock acquisition method Stock transfer 2) Date of stock acquisition May 1, 2006 3) Number of shares acquired 160,000 shares 4) Acquisition cost 544,000 thousand yen 5) Ownership percentage upon acquisition 100%	———	1. Affiliation through stock acquisition Fullcast signed a comprehensive business alliance agreement with Asia Pacific System Research Co., Ltd. (Aspac) in accordance with a resolution by a board of directors meeting held on July 12, 2005. The Company acquired stock in Aspac; thereby affiliating it with us to enhance both the two companies' corporate value further by leveraging their combined advantages in approaching venture businesses, which can be expected to grow rapidly. (1) Summary of the company (As of September 30, 2005) 1) Trade name Asia Pacific System Research Co., Ltd. 2) Representative Kiyoshi Koba 3) Head office Toshima Ward, Tokyo 4) Main business activities Information processing services 5) Capital 918,060 thousand yen (2) Details of stock acquisition 1) Stock acquisition method Underwrite capital increase through an allocation of new shares to a third party and stock transfer 2) Date of stock acquisition October 3, 2005 (allocation of new shares to a third party) October 4, 2005 (stock transfer) 3) Number of shares acquired 5,507,400 shares 4) Acquisition cost Total 4,282,480 thousand yen Acquired through an allocation of new shares to a third party (673 yen per share) Acquired through stock transfer (1,249 yen per share) 5) Ownership percentage upon acquisition 62.58% Note: Asia Pacific System Research was capitalized at 2,367,160 thousand yen upon acquisition.

Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004– Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
2. Establishment of Joint Venture Fullcast established a joint venture that offers human resources services for transport businesses with Zero Co., Ltd., based on the resolution at the board meeting held on March 27, 2006 (1) Summary of the joint venture 1) Trade name Fullcast Drive Co., Ltd. 2) Representative Yoshiki Akiyama 3) Head office Yokohama, Kanagawa Prefecture 4) Business activities Provision of human resources services involved in the transport sector 5) Capital 100,000 thousand yen 6) Capital contribution ratio Zero – 51% Fullcast – 49% 7) Date of establishment April 6, 2006	――――――	2. Subscription Rights Pursuant to the provisions of Sections 20 and 21 of Article 280 of the Commercial Code of Japan, We decided in our meeting of the board of directors on November 21, 2005 to issue subscription rights to the maximum of 4,000 common shares as part of stock option for members of the board, auditors and employees of the Company and its subsidiaries. This matter has been approved at the regular general meeting of shareholders of the Company held on December 21, 2005. (Summary of the Subscription Rights) (1) Type of the subscription rights common shares (2) Type of the subscription rights 4,000 shares (maximum) (3) Total number of the subscription rights 4,000 (4) The cost of issuing the subscription rights free of charge (5) Amount paid per subscription right The amount of paid per share will be calculated as follows: multiple an average of closing prices for regular transaction of common stocks in the Company in the month prior to the month in which the subscription rights are to be issued (except days when transactions are not made) on the Tokyo Stock Exchange by 1.03 (figures below one (1) yen are to be discarded). However, if the said amount falls short of the closing price on the day when the subscription rights are issued (if there is no closing price for the day, the closing price of the most immediate preceding day), the closing price of the day when they are issued will be applied. (6) Term of executing the subscription rights The term of executing the subscription rights will be determined by the board of directors, which is within the time period of five (5) years from the date of issuing the subscription rights. (7) Terms and conditions for executing the subscription rights 1) Those subscription rights holders are required to be members of the board, auditors or employees of the Company and its subsidiaries at the

Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004– Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
		time of executing the subscription rights. 2) The condition above does not apply if they retire upon expiration of their term of office, or due to mandatory retirement age, or for any other good reason. The details have to be in compliance with the provisions given in the subscription rights allocation agreement described in the 4) below. 3) When a subscription rights holder dies, his/her heir would be able to execute the rights. This has to be in compliance with the provisions given in the subscription rights allocation agreement described in the 4) below. 4) Other terms and conditions have to be based upon resolutions by the 13th regular general meeting of shareholders and the board of directors and in compliance with the subscription rights allocation agreement to be signed between the Company and the subscription rights holder. (8) Restrictions on the transfer of the subscription rights Transferring the subscription rights will be subject to the approval by the board of directors.

FULLCAST

May 8, 2006

Summary of Individual Financial Statements for the First Half of the Fiscal Year Ending September 30, 2006

Company name:	Fullcast Co., Ltd.
Stock code:	4848
Stock Exchange listing:	First Section of the Tokyo Stock Exchange
Address:	Tokyo
URL:	http://www.fullcast.co.jp
President and CEO:	Takehito Hirano
Contact:	Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone:	+81-3-3780-9507
Board meeting for approving:	May 8, 2006
Interim dividend payment date:	June 6, 2006
Interim dividend policy:	Available
Unit stock system	N/A

1. Financial Results for the First Half of the Fiscal Year Ending September 30, 2006 (October 1, 2005 – March 31, 2006)

(1) Business results

	Net sales		Operating income		Ordinary income	
	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)
First half ended March 2006	21,299	20.1	1,309	5.9	1,330	1.6
First half ended March 2005	17,729	30.3	1,236	6.8	1,308	9.7
Year ended September 2005	35,598	—	2,661	—	2,761	—

	Net income for the first half		Net income per share for the first half
	Millions of yen	%	Yen
First half ended March 2006	771	6.5	2,818.79
First half ended March 2005	724	4.5	2,647.50
Year ended September 2005	1,496	—	5,474.94

Notes: 1. Average number of shares outstanding

First half ended March 2006:	273,370 shares
First half ended March 2005:	273,312 shares
Year ended September 2005:	273,312 shares

2. Changes in accounting principles applied: None

3. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.

(2) State of dividends

	Annual dividends per share	
	First half	At end of the period
	Yen	Yen
First half ended March 2006	1,500.00	—
First half ended March 2005	1,000.00	—
Year ended September 2005	—	2,000.00

Note: Breakdown of the dividend at end of the first half ended March 31, 2006
Commemorative dividend N/A
Bonus dividend N/A

(3) Financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First half ended March 2006	24,053	11,640	48.4	42,550.46
First half ended March 2005	16,395	10,534	64.2	38,541.81
Year ended September 2005	16,794	11,079	66.0	40,534.77

Notes: 1. Number of stocks issued at end of the period
First half ended March 2006: 273,568 shares
First half ended March 2005: 273,312 shares
Year ended September 2005: 273,312 shares

2. Number of treasury stocks at end of the period
First half ended March 2006: 2,396 shares
First half ended March 2005: 2,652 shares
Year ended September 2005: 2,652 shares

2. Forecast for Financial Results for the Fiscal Year Ending September 2006 (October 1, 2005 – September 30, 2006)

	Net sales	Ordinary income	Net income	Annual dividends per share	
				At end of the period	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
Full year	46,600	3,180	1,840	1,500.00	3,000.00

Reference: Estimated net income per common share for the full year: 6,728.37 yen
Upon calculation of estimated full-year net income per share, the estimated number of common shares outstanding during the fiscal year was 273,469. Please refer to page 5 for calculation grounds.

Note: Figures are rounded off to the nearest million yen.
The above-mentioned forecast is based on the assumptions and other relevant factors discussed on page 10.

(1) Financial Statements and Others for the First Half

1) Balance Sheet for the First Half

(Thousands of yen)

Category	Note No.	As of March 31, 2006 Amount		%	As of March 31, 2005 Amount		%	As of September 30, 2005 Amount		%
Assets										
I Current assets										
1 Cash and deposits			3,483,134			2,285,418			2,286,172	
2 Trade notes			5,546			4,561			3,996	
3 Accounts receivable			5,861,367			4,672,345			4,618,107	
4 Inventories			44,698			59,344			49,335	
5 Short-term loans receivable			2,851,131			2,114,671			2,436,137	
6 Other current assets			470,639			402,353			999,669	
Allowance for doubtful accounts			-48,315			-50,166			-57,206	
Total current assets			12,658,200	52.6		9,488,526	57.9		10,336,208	61.5
II Fixed assets										
1 Tangible fixed assets										
(1) Buildings	*1	496,229			485,330			490,551		
Accumulated depreciation		175,057	321,172		151,606	333,724		164,149	326,402	
(2) Structures		43,845			—			43,845		
Accumulated depreciation		4,649	39,196		—	—		2,390	41,455	
(3) Automotive equipment		45,269			44,375			43,185		
Accumulated depreciation		27,513	17,756		16,666	27,709		23,274	19,911	
(4) Furniture and fixtures		780,914			661,471			680,356		
Accumulated depreciation		388,249	392,665		251,247	410,223		332,836	347,520	
(5) Land	*1		606,469			606,469			606,469	
Total tangible fixed assets			1,377,257	5.7		1,378,125	8.4		1,341,757	8.0
2 Intangible fixed assets										
(1) Goodwill			106,857			—			—	
(2) Software			908,705			865,050			885,084	
(3) Software in progress			—			—			13,125	
(4) Telephone subscription right			25,457			25,457			25,457	
(5) Other			7,858			—			—	
Total intangible fixed assets			1,048,877	4.4		890,506	5.4		923,666	5.5
3 Investment and other assets										
(1) Investment securities			7,652,044			2,835,978			3,019,154	
(2) Insurance reserve fund			496,309			1,015,155			472,367	
(3) Other			859,064			799,618			713,799	
Allowance for doubtful accounts			-39,203			-12,677			-12,479	
Total investment and other assets			8,968,215	37.3		4,638,074	28.3		4,192,841	25.0
Total fixed assets			11,394,349	47.4		6,906,705	42.1		6,458,264	38.5
Total assets			24,052,549	100.0		16,395,231	100.0		16,794,472	100.0

(Thousands of yen)

Category	Note No.	As of March 31, 2006 Amount		%	As of March 31, 2005 Amount		%	As of September 30, 2005 Amount		%
Liabilities										
I Current liabilities										
1 Accounts payable trade			307,896			96,666			73,905	
2 Short-term borrowings	*1		3,000,000			2,800,000			2,600,000	
3 Current portion of long-term debt	*1		1,275,568			75,568			75,568	
4 Accounts payable-other			1,362,617			952,772			829,106	
5 Income taxes payable			607,676			603,670			793,289	
6 Accrued bonuses			265,746			217,141			222,211	
7 Other current liabilities			664,635			561,337			545,476	
Total current liabilities			7,484,139	31.1		5,307,154	32.4		5,139,553	30.6
II Fixed liabilities										
1 Long-term debt	*1		4,534,416			209,984			172,200	
2 Allowance for employee retirement benefits			204,635			156,768			188,125	
3 Other fixed liabilities			188,915			187,388			215,955	
Total fixed liabilities			4,927,966	20.5		554,140	3.4		576,280	3.4
Total liabilities			12,412,104	51.6		5,861,293	35.8		5,715,834	34.0
Shareholders' equity										
I Common stock			3,464,100	14.4		3,464,100	21.1		3,464,100	20.6
II Capital surplus										
1 Capital reserve		2,704,765			2,704,765			2,704,765		
2 Gain on disposal of treasury stock		55,469			—			—		
Total capital surplus			2,760,234	11.5		2,704,765	16.5		2,704,765	16.1
III Retained surplus										
1 Legal reserve of earned surplus		13,020			13,020			13,020		
2 Voluntary reserve										
(1) Contingent reserve		500,000			500,000			500,000		
Total voluntary reserve		500,000			500,000			500,000		
3 Unappropriated retained earning at the end of the term		4,803,415			3,806,694			4,306,153		
Total earned surplus			5,316,435	22.1		4,319,714	26.3		4,819,173	28.7
IV Net unrealized holding gains on securities			271,525	1.1		235,571	1.4		280,812	1.7
V Treasury stock			-171,850	-0.7		-190,212	-1.1		-190,212	-1.1
Total shareholder's equity			11,640,445	48.4		10,533,938	64.2		11,078,639	66.0
Total liabilities and shareholders' equity			24,052,549	100.0		16,395,231	100.0		16,794,472	100.0

2) Profit and Loss Statement for the First Half

(Thousands of yen)

		October 1, 2005 to March 31, 2006			October 1, 2004 to March 31, 2005			October 1, 2004 to September 30, 2005		
Category	Note No.	Amount		%	Amount		%	Amount		%
I Net sales			21,299,004	100.0		17,728,836	100.0		35,597,969	100.0
II Cost of sales			14,700,337	69.0		12,139,803	68.5		24,108,225	67.7
Gross profit			6,598,667	31.0		5,589,034	31.5		11,489,744	32.3
III Selling, general and administrative expenses			5,289,555	24.8		4,353,055	24.5		8,828,832	24.8
Operating income			1,309,112	6.2		1,235,979	7.0		2,660,912	7.5
IV Non-operating income										
1 Interest income		15,669			10,907			24,355		
2 Dividends received		17,260			—			17,187		
3 Rental income		96,806			96,363			191,423		
4 Consulting income		—			21,390			24,213		
5 Revenues from consigned business		—			—			28,095		
6 Other		36,647	166,381	0.8	92,416	221,077	1.2	109,796	395,069	1.1
V Non-operating expenses										
1 Interest expense		28,275			14,151			27,808		
2 Amortization of software		2,674			2,629			5,258		
3 House rent cost		84,462			—			165,538		
4 Transferred from allowance for bad debts		—			—			183		
5 Other		30,473	145,884	0.8	131,924	148,704	0.8	96,207	294,994	0.8
Ordinary income			1,329,609	6.2		1,308,351	7.4		2,760,986	7.8
VI Extraordinary income										
1 Gain on sale of fixed assets	*1	—			—			14		
2 Gain on sale of investment securities		16,464			38,411			38,411		
3 Reversal of allowances for doubtful accounts		8,892	25,355	0.2	5,447	43,858	0.2	3,079	41,504	0.1
VII Extraordinary loss										
1 Loss on sales of fixed assets	*2	133			—			—		
2 Loss on disposal of fixed assets	*3	2,062			68,943			65,364		
3 Loss on valuation of investment securities		—			—			3,117		
4 Penalty	*4	17,000			—			—		
5 Loss on disposal of lease deposits		19,226			—			—		
6 Loss on insurance cancellation		—	38,421	0.2	—	68,943	0.4	55,975	124,456	0.4
Net income before taxes for the current term			1,316,543	6.2		1,283,266	7.2		2,678,035	7.5
Corporate, residential and enterprise taxes		572,971			573,643			1,218,346		
Corporate tax adjustment		-27,002	545,969	2.6	-13,971	559,672	3.2	-36,677	1,181,669	3.3
Net income			770,574	3.6		723,594	4.0		1,496,366	4.2
Balance brought forward			4,032,841			3,083,100			3,083,100	
Amount of interim dividends			—			—			273,312	
Unappropriated earned surplus for the current term			4,803,415			3,806,694			4,306,153	

Significant Accounting Policies in the Preparation of the First Half Financial Statements

Item	Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
1. Standards for valuing securities and the valuation method	(1) Shares in subsidiaries and affiliated companies Cost accounting method through the moving average method (2) Other securities *Securities with market quotations* Market value method based upon market quotations, etc. as of the first half balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) *Securities without market quotations* Securities without market quotations are stated at cost, cost being determined by the weighted-average method.	(1) Shares in subsidiaries and affiliated companies Same as on the left. (2) Other securities *Securities with market quotations* Same as on the left. *Securities without market quotations* Same as on the left.	(1) Shares in subsidiaries and affiliated companies Same as on the left. (2) Other securities *Securities with market quotations* Market value method based upon market quotations, etc. as of the date of account settlement. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) *Securities without market quotations* Same as on the left.
2. Standards for valuing derivatives, etc. and the valuation method	Derivatives Market value method.	Derivatives Same as on the left.	Derivatives Same as on the left.
3. Standards for valuing inventory and the valuation method	Products and Supplies They are stated at cost determined primarily by the first-in-first-out method.	Supplies Same as on the left.	Products and Supplies Same as on the left.
4. The method of depreciating fixed assets	(1) Tangible fixed assets Declining-balance method Depreciation on buildings (excluding furniture and fixtures) acquired on or after April 1, 1998 is computed using the straight-line method. The useful life of principal assets is as follows: Buildings 3-56 years Structures 20 years Automotive equipment 2-6 years Furniture and fixtures 2-15 years (2) Intangible fixed assets Straight-line method Goodwill Amortization equally over 5 years Software The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method. Others Straight-line method	(1) Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings 3-56 years Automotive equipment 2-6 years Furniture and fixtures 3-20 years (2) Intangible fixed assets Straight-line method The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method.	(1) Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings 3-56 years Structures 20 years Automotive equipment 2-6 years Furniture and fixtures 3-15 years (2) Intangible fixed assets Same as on the left.

Item	Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
5. Recognition of allowances	(1) Allowance for doubtful accounts To prepare for credit losses on accounts receivable and loans receivable etc., allowances equal to the estimated amount of uncollectible receivables are provided for general receivables based on the historical write-off ratio, and bad receivables based on case-by-case determination of collectibility. (2) Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account an amount accrued for the first half among the estimated amount for the fiscal year. (3) Allowance for retirement benefits To provide for accrued employees' retirement benefits, the Company provides an allowance in the amount deemed to have accrued at the end of the first half based on projected benefit obligations and pension assets at the end of the first half. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.	(1) Allowance for doubtful accounts Same as on the left. (2) Accrued bonuses Same as on the left. (3) Allowance for retirement benefits Same as on the left.	(1) Allowance for doubtful accounts Same as on the left. (2) Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account an estimated amount based on the actual bonus expense for the accounting period. (3) Allowance for retirement benefits To provide for accrued employees' retirement benefits, the Company provides an allowance in the amount deemed to have accrued at the end of the fiscal year based on projected benefit obligations and pension assets at the end of the fiscal year. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.
6. Accounting for leases	Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees Accounted for by the method similar to that applicable to ordinary operating leases.	Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees Same as on the left.	Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees Same as on the left.

Item	Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
7. Accounting for major hedges	(1) Hedge accounting method The company applies the deferred accounting method. Interest rate swap transactions that qualify for special treatment under Note 14 of the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments" are accounted for by the short-cut method. (2) Hedge method and transactions The hedge method and risk hedge are as follows: *Hedge method:* Interest rate swap *Risk hedged:* Interests on borrowings (3) Hedging policy The Company uses hedge transactions to reduce interest rate risk. The responsible division executes all the derivative transactions the company enters into. Internal audit executive checks the procedures and ascertains the adequacy of individual derivative transactions. (4) Evaluation of hedge effectiveness Interest rate swap transactions In principle, the Company assesses the effectiveness of individual hedge transactions at the end of consolidated fiscal year (including interim period). The Company does not assess the effectiveness of a hedge transaction if there is a high correlation (principal, interest rate, period etc.) and high degree of effectiveness between the hedging instrument and the risk hedged.	(1) Hedge accounting method Same as on the left. (2) Hedge method and transactions Same as on the left. (3) Hedging policy Same as on the left. (4) Evaluation of hedge effectiveness Interest rate swap transactions Same as on the left.	(1) Hedge accounting method Same as on the left. (2) Hedge method and transactions Same as on the left. (3) Hedging policy Same as on the left. (4) Evaluation of hedge effectiveness Interest rate swap transactions Same as on the left.
8. Other significant accounting policies in the preparation of financial statements	Accounting for consumption taxes All amounts stated are exclusive of national consumption tax and local consumption tax.	Accounting for consumption taxes Same as on the left.	Accounting for consumption taxes Same as on the left.

Changes in Significant Accounting Policies in the Preparation of the First Half Financial Statements

Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
(Accounting Standards Regarding the Impairment Loss on Fixed Assets) The accounting standards regarding the impairment loss on fixed assets ("Opinion Concerning Setting of Accounting Standards for the Impairment Loss on Fixed Assets" (Business Accounting Council, August 9, 2002) and "Guidelines for Application of Accounting Standards for the Impairment Loss on Fixed Assets" (Guidelines for Application of Business Accounting Standards No. 6, October 31, 2003) have been applied as from this consolidated first half. There are no effects on profit and loss for the first half in review.	―――――	―――――

Reclassifications

Item	October 1, 2005 – March 31, 2006	October 1, 2004 – March 31, 2005
Dividends received	"Dividends received," reported as a component of "Other" in non-operating income in the previous first half, is reclassified and listed separately as from the current first half, given that the amount of "Dividends received" has increased financial materiality of impact on consolidated first half statements. The "Dividends received" for the previous period is 17,110 thousand yen.	―――――
House rent cost	"House rent cost," reported as a component of "Other" in non-operating expenses in the previous first half, is reclassified and listed separately as from the current first half, given that the amount of "House rent cost" has increased materiality of impact on consolidated first half statements. The "House rent cost" for the previous period is 83,848 thousand yen.	―――――

Supplementary Information

October 1, 2005 – March 31, 2006	October 1, 2004 – March 31, 2005	October 1, 2004 – September 30, 2005
————	With the promulgation of the Law for Partial Revision of the Local Taxation Law and Other (2003, Law No. 9) on March 31, 2003 and the introduction of the pro forma standard taxation as from a business year beginning on April 1, 2004 or later, in accordance with the "practical handling of representation of the part pertaining to the pro forma standard taxation under enterprise tax on corporation in the income statement" (Practical Guidance for Accounting for Research and Development Costs, etc., Report No. 12, Business Accounting Deliberation Council, February 13, 2004), value-added allocation and capital allocation are reported as a component of "Selling, general and administrative expenses" as from the first half of the consolidated fiscal year in review. Due to this change, selling, general and administrative expenses increased 30,000 thousand yen, while operating income, ordinary income and net income before taxes for the current interim fell 30,000 thousand yen.	With the promulgation of the Law for Partial Revision of the Local Taxation Law and Other (2003, Law No. 9) on March 31, 2003 and the introduction of the pro forma standard taxation as from a business year beginning on April 1, 2004 or later, in accordance with the "practical handling of representation of the part pertaining to the pro forma standard taxation under enterprise tax on corporation in the income statement" (Practical Guidance for Accounting for Research and Development Costs, etc., Report No. 12, Business Accounting Deliberation Council, February 13, 2004), value-added allocation and capital allocation are reported as a component of "Selling, general and administrative expenses" as from the consolidated fiscal year in review. Due to this change, selling, general and administrative expenses increased 55,730 thousand yen, while operating income, ordinary income and net income before taxes for the current interim fell 55,730 thousand yen.

Notes on Financial Statements for the First Half

Notes on Balance Sheet for the First Half

(Thousands of yen)

As of March 31, 2006	As of March 31, 2005	As of September 30, 2005
*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings 162,988 Land 56,180 Total 219,168 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 500,000 Long-term debt 1,421,604 [Current portion of long-term debt] [310,008] Total 1,921,604	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings 227,838 Land 606,469 Total 834,307 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 1,750,000 Long-term debt 285,552 [Current portion of long-term debt] [75,568] Total 2,035,552	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings 222,900 Land 606,469 Total 829,369 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 1,450,000 Long-term debt 247,768 [Current portion of long-term debt] [75,568] Total 1,697,768
2. In order to raise operating capital efficiently, the Company signed an overdraft agreement with 10 banks. The balance of borrowing executed under the overdraft agreement at the end of the first half of the current consolidated fiscal year is as follows: Limit of overdraft 11,050,000 Amount borrowed 2,900,000 Balance 8,150,000	2. In order to raise operating capital efficiently, the Company signed an overdraft agreement with 11 banks. The balance of borrowing executed under the overdraft agreement at the end of the first half of the current consolidated fiscal year is as follows: Limit of overdraft 11,050,000 Amount borrowed 2,800,000 Balance 8,250,000	2. In order to raise operating capital efficiently, the Company signed an overdraft agreement with 11 banks. The balance of borrowing executed under the overdraft agreement at the end of the current consolidated fiscal year is as follows: Limit of overdraft 11,050,000 Amount borrowed 2,500,000 Balance 8,550,000

Notes on Profit and Loss Statement for the First Half

(Thousands of yen)

Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2004– Sep. 30, 2005
*1. ――――	*1. ――――	*1. Significant components of gain on sale of fixed assets Furniture and fixtures 14
*2. Significant components of loss on sales of fixed assets Machinery and vehicles 133	*2. ――――	*2. ――――
*3. Significant components of loss on disposal of fixed assets Furniture and fixtures 2,062	*3. Significant components of loss on disposal of fixed assets Buildings 9 Automotive equipment 211 Furniture and fixtures 1,336 Software 67,388 Total 68,943	*3. Significant components of loss on disposal of fixed assets Buildings 9 Automotive equipment 211 Furniture and fixtures 1,815 Software 63,329 Total 65,364
*4. Penalty on a change in the contract period of management consignment contract.	*4. ――――	*4. ――――
5. Amount of depreciation Tangible fixed assets 91,036 Intangible fixed assets 134,696	5. Amount of depreciation Tangible fixed assets 92,391 Intangible fixed assets 56,886	5. Amount of depreciation Tangible fixed assets 198,512 Intangible fixed assets 153,796

Securities

Current first half (as of March 31, 2006)

Securities with market quotations in the Company's subsidiaries and affiliates.

(Thousands of yen)

Category	Carrying value	Market quotations	Unrealized gain/loss
(1) Subsidiary stock	4,817,294	8,078,968	3,261,674
(2) Affiliate stock	—	—	—
Total	4,817,294	8,078,968	3,261,674

Previous first half (as of March 31, 2005)

There were no securities with market quotations in the Company's subsidiaries and affiliates.

Previous consolidated fiscal year (as of September 30, 2005)

There were no securities with market quotations in the Company's subsidiaries and affiliates.

Per Share Information

The Company draws up financial statements for the first half of the current fiscal year; thus, per share information is left out.

Subsequent Events

Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004– Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
1 Acquisition of stock We acquired shares in Japanese security firm Nihon Sogo Security Guard Co., Ltd. (NISSOKEI), as decided in the board of directors' meeting held on March 20, 2006. Upon stock acquisition, the Group intends to step up the security business and expand our service menu in an effort to further increase its values as a comprehensive outsourced human resources service provider. (1) Summary of the company (As of March 31, 2006) 1) Trade name Nihon Sogo Security Guard Co., Ltd. 2) Representative Yoshinori Kawano 3) Head office Shinjuku Ward, Tokyo 4) Business activities Security/guard business 5) Capital 80,000 thousand yen (2) Details of stock acquisition 1) Stock acquisition method Stock transfer 2) Date of stock acquisition May 1, 2006 3) Number of shares acquired 160,000 shares 4) Acquisition cost 544,000 thousand yen 5) Ownership percentage upon acquisition 100%	―――――――	1. Affiliation through stock acquisition Fullcast signed a comprehensive business alliance agreement with Asia Pacific System Research Co., Ltd. (Aspac) in accordance with a resolution by a board of directors meeting held on July 12, 2005. The Company acquired stock in Aspac; thereby affiliating it with us to enhance both the two companies' corporate value further by leveraging their combined advantages in approaching venture businesses, which can be expected to grow rapidly. (1) Summary of the company (As of September 30, 2005) 1) Trade name Asia Pacific System Research Co., Ltd. 2) Representative Kiyoshi Koba 3) Head office Toshima Ward, Tokyo 4) Main business activities Information processing services 5) Capital 918,060 thousand yen (2) Details of stock acquisition 1) Stock acquisition method Underwrite capital increase through an allocation of new shares to a third party and stock transfer 2) Date of stock acquisition October 3, 2005 (allocation of new shares to a third party) October 4, 2005 (stock transfer) 3) Number of shares acquired 5,507,400 shares 4) Acquisition cost Total 4,282,480 thousand yen Acquired through an allocation of new shares to a third party (673 yen per share) Acquired through stock transfer (1,249 yen per share) 5) Ownership percentage upon acquisition 62.58% Note: Asia Pacific System Research was capitalized at 2,367,160 thousand yen upon acquisition.

Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004– Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
2. Establishment of Joint Venture Fullcast established a joint venture that offers human resources services for transport businesses with Zero Co., Ltd., based on the resolution at the board meeting held on March 27, 2006 (1) Summary of the joint venture 1) Trade name Fullcast Drive Co., Ltd. 2) Representative Yoshiki Akiyama 3) Head office Yokohama, Kanagawa Prefecture 4) Business activities Provision of human resources services involved in the transport sector 5) Capital 100,000 thousand yen 6) Capital contribution ratio Zero – 51% Fullcast – 49% 7) Date of establishment April 6, 2006	———	2. Subscription Rights Pursuant to the provisions of Sections 20 and 21 of Article 280 of the Commercial Code of Japan, We decided in our meeting of the board of directors on November 21, 2005 to issue subscription rights to the maximum of 4,000 common shares as part of stock option for members of the board, auditors and employees of the Company and its subsidiaries. This matter has been approved at the regular general meeting of shareholders of the Company held on December 21, 2005. (Summary of the Subscription Rights) (1) Type of the subscription rights common shares (2) Type of the subscription rights 4,000 shares (maximum) (3) Total number of the subscription rights 4,000 (4) The cost of issuing the subscription rights free of charge (5) Amount paid per subscription right The amount of paid per share will be calculated as follows: multiple an average of closing prices for regular transaction of common stocks in the Company in the month prior to the month in which the subscription rights are to be issued (except days when transactions are not made) on the Tokyo Stock Exchange by 1.03 (figures below one (1) yen are to be discarded). However, if the said amount falls short of the closing price on the day when the subscription rights are issued (if there is no closing price for the day, the closing price of the most immediate preceding day), the closing price of the day when they are issued will be applied. (6) Term of executing the subscription rights The term of executing the subscription rights will be determined by the board of directors, which is within the time period of five (5) years from the date of issuing the subscription rights. (7) Terms and conditions for executing the subscription rights 1) Those subscription rights holders are required to be members of the board, auditors or employees of the Company and its subsidiaries at the

Oct. 1, 2005 – Mar. 31, 2006	Oct. 1, 2004– Mar. 31, 2005	Oct. 1, 2004 – Sep. 30, 2005
		time of executing the subscription rights. 2) The condition above does not apply if they retire upon expiration of their term of office, or due to mandatory retirement age, or for any other good reason. The details have to be in compliance with the provisions given in the subscription rights allocation agreement described in the 4) below. 3) When a subscription rights holder dies, his/her heir would be able to execute the rights. This has to be in compliance with the provisions given in the subscription rights allocation agreement described in the 4) below. 4) Other terms and conditions have to be based upon resolutions by the 13th regular general meeting of shareholders and the board of directors and in compliance with the subscription rights allocation agreement to be signed between the Company and the subscription rights holder. (8) Restrictions on the transfer of the subscription rights Transferring the subscription rights will be subject to the approval by the board of directors.

May 8, 2006

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer,
General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507

To whom it may concern:

Re: (Correction) Fullcast partially revises previously announced consolidated financial statement and results for the first quarter of the fiscal year ending September 30, 2006

Fullcast made some revisions to "consolidated financial statement and results for the first quarter of the fiscal year ending September 30, 2006," reported on February 6, 2006. Details are described below.

These changes are due to misinterpretation of facts regarding handling of fixed deposits. Corrections are underlined.

Details

1. Consolidated financial statement and results for the first quarter of the fiscal year ending September 30, 2006 on page 2.

(3) Consolidated cash flows position

【Original report】

(Millions of yen)

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
First quarter ended December 2005	-133	-1,051	4,683	9,596

【Corrected report】

(Millions of yen)

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
First quarter ended December 2005	-133	-51	4,683	10,596

2. Consolidated financial statement and results for the first quarter of the fiscal year ending September 30, 2006 on page 10.

Changes in Consolidated Financial Condition

【Original report】

At the end of the first quarter of the current consolidated accounting period, cash and cash equivalents totaled 9,596 million yen, 3,713 million yen from a year earlier.

Cash flows from investing activities

Net cash used in investing activities in this first quarter was 1,051 million yen, compared with 177 million yen used in the previous year.

This was mainly due to the fact that purchase of time deposits was 3,003 million yen and proceeds from refund of time deposits was 2,000 million yen.

【Corrected report】

At the end of the first quarter of the current consolidated accounting period, cash and cash equivalents totaled 10,596 million yen, 4,713 million yen from a year earlier.

Cash flows from investing activities

Net cash used in investing activities in this first quarter was 51 million yen, compared with 177 million yen used in the previous year.

This was mainly due to the fact that net income to acquire the shares of newly consolidated subsidiaries subject to change in scope of consolidation was 132 million yen, while purchase of intangible fixed assets, that of tangible assets and advance for loans receivable were 108 million yen, 55 million yen and 23 million yen, respectively.

3. Consolidated financial statement and results for the first quarter of the fiscal year ending September 30, 2006 on page 12.

Reference: Quarterly Results of Operations (Consolidated)

【Original report】

(Millions of yen)

	1st Quarter Oct. – Dec. 2005	2nd Quarter Jan. – Mar. 2006	3rd Quarter Apr. – Jun. 2006	4th Quarter Jul. – Sep. 2006	Full year Ending Sep. 2006
Cash flows from investing activities	-1,051	—	—	—	-1,051
Cash and cash equivalents at end of period	9,596	—	—	—	9,596

【Corrected report】

(Millions of yen)

	1st Quarter Oct. – Dec. 2005	2nd Quarter Jan. – Mar. 2006	3rd Quarter Apr. – Jun. 2006	4th Quarter Jul. – Sep. 2006	Full year Ending Sep. 2006
Cash flows from investing activities	-51	—	—	—	-51
Cash and cash equivalents at end of period	10,596	—	—	—	10,596

4. Consolidated financial statement and results for the first quarter of the fiscal year ending September 30, 2006 on page 20.

(4) Consolidated Cash Flows Statement for the First Quarter

【Original report】

(Thousands of yen)

		October 1, 2005 to December 31, 2005	October 1, 2004 to December 31, 2004	October 1, 2004 to September 30, 2005
Category	Note No.	**Amount**	Amount	Amount
II Cash flows from investing activities				
1. Purchase of time deposits		**-3,002,801**	-2,802	-11,403
2. Proceeds from refund of time deposits		**2,000,000**	10,000	14,213
Net cash provided by (used in) investing activities		**-1,050,626**	-176,774	-1,237,735
IV Net increase (decrease) in cash and cash equivalents		**3,499,234**	-206,568	7,597
VII Cash and cash equivalents at end of period	*1	**9,595,826**	5,882,426	6,096,592

【Corrected report】

(Thousands of yen)

		October 1, 2005 to December 31, 2005	October 1, 2004 to December 31, 2004	October 1, 2004 to September 30, 2005
Category	Note No.	**Amount**	Amount	Amount
II Cash flows from investing activities				
1. Purchase of time deposits		**-2,801**	-2,802	-11,403
2. Proceeds from refund of time deposits		**—**	10,000	14,213
Net cash provided by (used in) investing activities		**-50,626**	-176,774	-1,237,735
V Net increase (decrease) in cash and cash equivalents		**4,499,234**	-206,568	7,597
VII Cash and cash equivalents at end of period	*1	**10,595,826**	5,882,426	6,096,592

5. Consolidated financial statement and results for the first quarter of the fiscal year ending September 30, 2006 on page 31.

Notes on Consolidated Cash Flows Statement for the First Quarter

【Original report】

(Thousands of yen)

Oct. 1, 2005 – Dec. 31, 2005		Oct. 1, 2004 – Dec. 31, 2004		Oct. 1, 2004 – Sep. 30, 2005	
*1. Reconciliation of the first quarter consolidated balance sheet items to cash and cash equivalents in the first quarter consolidated cash flows statements		*1. Reconciliation of the first quarter consolidated balance sheet items to cash and cash equivalents in the first quarter consolidated cash flows statements		*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements	
Cash and deposits	10,639,829	Cash and deposits	5,393,177	Cash and deposits	6,111,794
Fixed deposits with original maturities of over 3 months	-1,044,003	Fixed deposits with original maturities of over 3 months	-10,814	Fixed deposits with original maturities of over 3 months	-15,202
Cash and cash equivalents	9,595,826	Money Management Fund	300,045	Cash and cash equivalents	6,096,592
		Free Financial Fund	200,018		
		Cash and cash equivalents	5,882,426		

【Corrected report】

(Thousands of yen)

Oct. 1, 2005 – Dec. 31, 2005		Oct. 1, 2004 – Dec. 31, 2004		Oct. 1, 2004 – Sep. 30, 2005	
*1. Reconciliation of the first quarter consolidated balance sheet items to cash and cash equivalents in the first quarter consolidated cash flows statements		*1. Reconciliation of the first quarter consolidated balance sheet items to cash and cash equivalents in the first quarter consolidated cash flows statements		*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements	
Cash and deposits	10,639,829	Cash and deposits	5,393,177	Cash and deposits	6,111,794
Fixed deposits with original maturities of over 3 months	-44,003	Fixed deposits with original maturities of over 3 months	-10,814	Fixed deposits with original maturities of over 3 months	-15,202
Cash and cash equivalents	10,595,826	Money Management Fund	300,045	Cash and cash equivalents	6,096,592
		Free Financial Fund	200,018		
		Cash and cash equivalents	5,882,426		

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